SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                         For the month of February 2005

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Final Results



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.



Exhibit 2

Contact                                                    Date 23 February 2005
Joanna Downing / Graham Orr
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544

Rollo Head, Finsbury
Tel +44 (0) 20 7251 3801



                              Tomkins announces
                 2004 preliminary and fourth quarter results

        Fourth quarter                                            Year
         (Unaudited)                                            (Audited)
       2004          2003                                   2004          2003
GBP million   GBP million                            GBP million   GBP million

      696.6         731.1   Sales                        2,980.3       3,150.4
       63.6          61.4   Operating profit before        278.1         271.8
                            operating exceptional
                            items and goodwill
                            amortisation
       (5.1)         (8.4)  Operating exceptional          (17.5)        (35.9)
                            items
       58.5          53.0   Operating profit before        260.6         235.9
                            goodwill amortisation
       53.4         (24.0)  Profit/(loss) before           223.4         132.4
                            taxation
       7.22p         4.90p  Basic earnings per share       22.55p        18.78p
                            before non-operating
                            exceptional items and
                            goodwill amortisation
       7.23p         7.77p  Basic earnings per             20.37p        18.53p
                            share
                            Dividends per share            12.60p        12.00p

  (Unaudited)   (Unaudited)                            (Unaudited)   (Unaudited)

   $1,275.6m     $1,185.3m  Net sales from              $5,356.1m     $4,847.4m
                            continuing operations in
                            US dollars under US
                            GAAP
      $95.4m        $75.9m  Operating income from         $477.1m       $385.6m
                            continuing operations in
                            US dollars under US
                            GAAP

NOTES

1. The Group reports its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information for the year.

2. The term "underlying" indicates the amount has been adjusted for the effects of currency translation and acquisitions and disposals; in the case of operating profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out in section 6, 'Financial data'.

3. Commentary on the fourth quarter results compares unaudited results for the 91 day period from 3 October 2004 to 1 January 2005 ("Q4 2004") with unaudited results for the 91 day period from 5 October 2003 to 3 January 2004 ("Q4 2003"). Commentary on the preliminary results compares audited results for the 364 day period from 4 January 2004 to 1 January 2005 ("2004") with audited results for the 368 day period from 1 January 2003 to 3 January 2004 ("2003").

4. Approximately 65 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.86 for Q4 2004, compared with GBP1=$1.66 in Q4 2003, and at the average rate of GBP1=$1.83 in the year ended 1 January 2005, compared with GBP1=$1.63 in the year ended 3 January 2004, reflecting a 12.0 per cent and 12.3 per cent reduction in the sterling/US dollar exchange rate respectively.

5. The 2004 Annual Review, and where requested the Directors' Report and Accounts, will be posted to shareholders on or around 15 April 2005.



1.   PERFORMANCE HIGHLIGHTS IN 2004

- Strong progress with underlying sales up 5.7 per cent and underlying operating profit up 12.8 per cent.

- Reported operating profit before goodwill amortisation increased 10.5 per cent to GBP260.6 million while reported sales decreased by 5.4 per cent to GBP2,980.3 million.

- Under US GAAP, sales and operating income from continuing operations rose by 10.5 per cent and 23.7 per cent respectively.

- Group operating margin before operating exceptional items and goodwill amortisation strengthened to 9.3 per cent from 8.6 per cent in 2003.

- Basic earnings per share before non-operating exceptional items and goodwill amortisation increased by 20.1 per cent to 22.55 pence.

-    Strong cash flow generation reduced net debt to GBP244.5 million (2003:
     GBP264.7 million).

-    Total dividends for 2004 are 12.60 pence per ordinary share, an increase of
     5.0 per cent.

- Successfully shifting geographically to higher-growth markets. Underlying sales in high-growth regions such as Asia up by 17.1 per cent.

- In December we completed the acquisition of Mectrol, an industrial timing belt manufacturer. Subsequent to the year-end, we acquired Milcor Inc, an Air Systems Components business, and signed an agreement to acquire L.E. Technologies, a recreational vehicle frame manufacturer.


David Newlands, Chairman, commented:

"Tomkins delivered an improved performance in 2004 despite the dual impact of escalating raw material costs and the weakness of the US dollar. This sustained progress reflects the benefits of measures taken over recent years to improve efficiency and reduce costs as well as the targeted growth strategy executed by the Group. The progress achieved in 2004 is reflected in the Board's recommendation to increase the final dividend by 5.0 per cent."

James Nicol, Chief Executive Officer, commented:

"I am pleased with our Company's operating and financial performance in 2004. Our underlying sales grew by 5.7 per cent and underlying operating profit by
12.8 per cent after absorbing the impact of raw material price increases. In addition, our operating margins increased to 9.3 per cent from 8.6 per cent and we were overall cash positive. This demonstrates the benefits of our focus on business excellence and provides confidence that we can continue to grow profitably in the future, even before the benefits of any future acquisitions. Our continued strong cash generation, combined with ongoing strategic initiatives including product and process innovation and expansion into higher growth markets, should deliver continued growth in economic value in 2005."


2.   OVERVIEW OF 2004

2004 was a good year for Tomkins. Each of our business units delivered solid performance with the Group achieving good volume growth and double-digit operating profit growth, before goodwill amortisation. This performance demonstrates the momentum building in the Group as a result of the business excellence initiatives and targeted growth strategy implemented since 2002.

Strong underlying results
The global economy grew by around 5 per cent in 2004, with our major market, the United States, averaging GDP growth of around 4.5 per cent. Against this backdrop, we achieved reported sales of GBP2,980.3 million (2003: GBP3,150.4 million) and operating profit (before operating exceptional items and goodwill amortisation) of GBP278.1 million (2003: GBP271.8 million). On an underlying basis, this represents growth of 5.7 per cent and 12.8 per cent respectively.

The translation effect of the weaker US dollar reduced reported sterling sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP265.7 million (8.4 per cent) and GBP27.0 million (9.9 per cent) respectively.

The Group's operating margin, before operating exceptional items and goodwill amortisation, increased from 8.6 per cent in 2003 to 9.3 per cent in 2004. Operating profit before goodwill amortisation increased to GBP260.6 million from GBP235.9 million in 2003.

Cash flow was strong with the Group generating GBP333.9 million during the year from operating activities. Net debt reduced to GBP244.5 million (2003: GBP264.7 million).

Basic earnings per share before exceptional items and goodwill amortisation increased 20.1 per cent to 22.55 pence (2003: 18.78 pence) and basic earnings per share were 20.37 pence (2003: 18.53 pence).

Raw material costs increased at unprecedented rates in 2004. We mitigated much of the impact through efficiency improvements and price increases, limiting the net impact to GBP18.0 million, which was slightly higher than anticipated at the end of the third quarter. In 2005 we do not expect to see the same rapid increases in input costs, but where prices do rise, we will implement measures to alleviate the negative impact on the Group.

Dividend
The Board has recommended a final dividend of 7.77 pence per ordinary share, which, together with the interim dividend of 4.83 pence per ordinary share paid on 12 November 2004, brings the total dividends for the year to 12.60 pence per ordinary share, an increase of 5.0 per cent.

The final dividend, if approved at the Annual General Meeting, will be paid on 26 May 2005 to shareholders on the register at 22 April 2005. The Board has decided to offer the Dividend Reinvestment Plan in respect of this final dividend.

Corporate Governance
It is our aim to maintain the highest standards of corporate governance, disclosure levels and transparency in reporting. As a foreign private issuer listed on the New York Stock Exchange, the Group is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the "Act"). Over the course of the year, considerable time and emphasis was placed on preparation for compliance with
Section 404 of the Act. Section 404 will require certifications by management regarding the effectiveness of internal controls over financial reporting and will require our external auditors to express an opinion on our assertions regarding such internal controls. We believe these measures will further strengthen the internal control framework of the Group.

Outlook
The outlook for our markets in 2005, together with wider macro-economic indicators, remains largely positive. Although we anticipate that our first quarter results for 2005 will be broadly in line with the strong first quarter of 2004, we expect to make underlying progress in 2005 as a whole. Our focus on improving operational performance, together with our strategy of investing for organic growth supplemented by strategic acquisitions, will continue to deliver value for Tomkins shareholders in 2005.


3.   KEY GROWTH DRIVERS AND VALUE CREATION STRATEGY

Our primary business objective is to achieve long-term sustainable growth in the economic value of Tomkins through the strategic development of our businesses. We are focusing on the growth of three business areas in particular (Powertrain, Industrial & Automotive Aftermarket and Air Systems Components), underpinned by select key initiatives which are applied across the Group. The progress made during 2004 in delivering our strategy is discussed below.

Product development and technology leading growth in Powertrain
Tomkins' powertrain business made further progress in 2004 as the Original Equipment Manufacturer ("OEM") outsourcing trend continued. Through Gates and Stackpole we have significant engineering and development capability and, critically, a worldwide presence, as demonstrated by the award of a C$48 million (GBP21.1 million) contract to supply a North American OEM with powertrain components in Asia. It is our prime focus to develop powertrain technology which responds to the main issues prevailing today; tightening emissions regulations, fuel economy requirements and safety legislation. One example of this is our stop-start technology which went into production on the Citroen C3 in 2004. This innovative technology reduces emissions and generates significant fuel savings. Stop-start is currently being tested on urban delivery vehicles, generating fuel savings of up to 20 per cent. We are optimistic of further success with this product. We are also moving up the value chain by providing engine and transmission oil pumps and precision powdered metal gears, as well as entire carrier systems and modules to help OEMs achieve ways of reducing cost and assembly time.

Powertrain innovations are not limited to the automotive area; the technology is applicable to multiple end markets. One example is our accessory drive tensioner, originally developed for the automotive OEM market, but which has now been extended to aftermarket, heavy-duty truck, industrial OEM and marine applications.

In December 2004 we acquired Mectrol Corporation, a manufacturer of polyurethane timing belts for the industrial market with a turnover of approximately $25 million (GBP13.7 million). This acquisition brings a new technology to the business and extends both our product and customer base. By making use of our existing global distribution capability, we plan to accelerate its growth through deeper penetration of all global markets.

Differentiation of capabilities in Industrial and Automotive Aftermarket
The performance of our aftermarket business in 2004 was mixed. We saw strong growth on the industrial side, driven by good replacement demand in the agricultural and construction equipment markets, but the automotive market proved more challenging. We attribute the slowness to temporary events and we are optimistic that the automotive aftermarket will return to its normal growth profile in 2005.

Our strategy to grow in the aftermarket involves expanding our product lines and services as well as developing new channels to market and expanding overseas. To this end, we have been growing our aftermarket business in China with excellent results. Our underlying sales in China rose by 16.7 per cent in 2004. Our growth strategy in China is to continue supplying high quality products, develop and protect our brands, leverage a strong national distribution network and educate the market by providing sales support and training. In Europe, the Block Exemption has opened up opportunities such as the Original Equipment Service market and we are well positioned to take advantage of these opportunities going forward.

Repositioning of Air Systems Components
We are pleased with the excellent performance of the Air Systems Components ("ASC") business this year and optimistic about its prospects for 2005. The major market in which it operates, the non-residential construction market, is forecast to improve this year for the first time since 2000. We are especially well positioned in the fastest-growing segment of this market, office buildings, which is forecast by Dodge to grow in excess of 7 per cent per annum for the next three years.

Over the last three years, we have invested a considerable amount of time rationalising the cost base of ASC. We have closed 14 manufacturing facilities and implemented lean manufacturing techniques throughout the business unit. Overall production capacity at the remaining facilities is greater than that before the closure of the facilities, significantly increasing our operational gearing and improving our returns.

Organic growth in ASC will be supplemented by bolt-on acquisitions either to widen our product line or to expand geographically. In January 2005 we announced the acquisition of Milcor Inc., a multi-brand manufacturer of building products, selling to the US residential and commercial construction markets. This acquisition consolidates our market leadership, expands our product offering into contiguous areas and provides us with a strategically important manufacturing capability in China.

We also progressed the application of certain key initiatives across the Group in 2004 as set out below.

Organic growth
Product and process innovation is key to sustain and enhance our competitive positions in our markets and ultimately maintain market leadership. In 2004, new products developed in the previous three years accounted for 9.3 per cent of our sales. In 2005 we will continue to focus on innovation and aim to grow our new product sales. In terms of business efficiency, we generated GBP25.4 million of operating cost savings during the year as a result of implementing lean manufacturing across our facilities. In addition to these savings, we have also freed up considerable floor space and manufacturing capacity. The application of these techniques is an ongoing process and we believe that we will generate further cost savings and improve efficiency in 2005.

Geographic expansion into higher growth markets
Our objective is to establish sustainable positions in higher growth markets. During the course of the year we continued the construction of six new production facilities across three continents. We increased our sourcing of raw materials and components from low-cost jurisdictions. Our underlying sales to Asia were up by 17.1 per cent. In 2005 we expect to launch successfully our new facilities in China, Northern Ireland, Canada and the Czech Republic and we will continue to direct our investment to China, India, Thailand and other high-growth markets.

Acquisition of value-enhancing businesses
This has been a very challenging initiative to progress during 2004. We have seen many opportunities but found the market highly competitive and willing to pay prices that exceeded what we concluded was fair value. However, we have completed two important smaller acquisitions, one in the industrial power transmission market and the other in the air systems market. In February 2005, we signed an agreement to acquire a business operating in the recreational vehicle market. All businesses meet our target of double-digit operating margins. We will continue to assess opportunities as they arise and we are optimistic that we will conclude further transactions in 2005.

We also continuously review our businesses to determine whether they create value or have the potential to do so. Where this is not the case, we take action to dispose of or exit these businesses. We completed the exit from two non-core automotive businesses, specifically our European automotive curved hose business and in February 2005 we disposed of our Air Springs business. We also completed the disposal of Unified Industries post the year-end. Other divestments in 2004 included Mayfran, Dexter's wheels and rims business and the exit from our Valves, Taps & Mixers business.

Entrepreneurial Culture
At the corporate centre our emphasis is on identifying emerging talent, broadening training opportunities and succession planning. We also directly manage the incentive plan for our top managers, thus ensuring that this key element of remuneration is wholly consistent with shareholders' interest. This plan was originally implemented in 2003 and included around 30 senior managers. In 2004 this was extended to just over 100 of our top managers and we expect to expand this number.


4.   OVERVIEW OF PRINCIPAL MARKETS

Automotive original equipment (24.8 per cent of Group sales)
(Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive)
Underlying sales increased by 2.3 per cent.
On a global basis automotive production increased by 4.5 per cent compared to 2003, with a total of 59 million passenger cars and light trucks being manufactured. On a regional basis, North American production was down a modest
0.8 per cent while Western Europe increased by 1.7 per cent. Production in China continued to show strong growth, up 10.8 per cent. However, at over 25 per cent growth year-on-year, India and Brazil demonstrated some of the best improvements.

Looking ahead to 2005, CSM Auto is forecasting another positive year, with global production expected to increase by 3.0 per cent. 17.5 per cent growth in production is expected in China, and Western Europe is predicted to be marginally ahead of 2004 with a 0.6 per cent increase. North America is forecast to be modestly ahead of 2004 with a 0.5 per cent increase although production is likely to be weighted towards the second half of the year.

Automotive aftermarket (18.4 per cent of Group sales)
(Encompassing: Powertrain, Fluid Power, Fluid Systems, Wiper Systems and Other Industrial & Automotive)
Underlying sales increased by 1.9 per cent.
The automotive aftermarket in North America in 2004 was adversely affected by several factors including: hurricanes in South Eastern United States which caused significant disruption; higher fuel prices which discouraged spending on automobile maintenance; and consolidation in the retail customer base which caused a temporary slow-down in sales. The weather did start to benefit the aftermarket business late in December and should have a carry-over effect for a better start in 2005.

Industrial original equipment (10.0 per cent of Group sales)
(Encompassing: Power Transmission, Fluid Power and Other Industrial &
Automotive)
Underlying sales increased 15.9 per cent.
In 2004 the market continued to show strong year-on-year growth in North America, South America and Europe.
Total industrial production as measured by the US Federal Reserve was 4.4 per cent higher compared to 2003, with particularly strong growth in the construction, agriculture and mining sectors. Economic activity in the manufacturing sector grew in December 2004 for the nineteenth consecutive month. Strong industrial demand continues to be driven by improved consumer spending, inventory restocking, increased exports stimulated by the lower US dollar, and the demand created for industrial equipment in developing markets like China. Strong growth is forecast to continue in industrial markets through 2005.

Industrial replacement (11.2 per cent of Group sales)
(Encompassing: Power Transmission, Fluid Power and Other Industrial &
Automotive)
Underlying sales increased 11.5 per cent.
The industrial replacement market also performed strongly in 2004. The first half of the year saw high levels of inventory replenishment by US distributors followed by continued strong demand in the second half. Volumes are expected to remain strong into 2005.

Residential construction (11.3 per cent of Group sales)
(Encompassing: Air Systems Components, Lasco Bathware and Philips)
Underlying sales increased 7.3 per cent.
The US residential construction market exhibited strong growth in 2004 despite initial concerns during the beginning of the year that it would decline. Housing starts were up 5.7 per cent and completions were up 9.9 per cent in the year. A good backlog of unused house building permits provides reassurance on housing start activity in 2005. The latest forecast from the National Association of Home Builders for 2005 is that housing starts will be 3.3 per cent lower than 2004 as a result of higher mortgage rates, but still at historically high levels.

Non-residential construction (11.8 per cent of Group sales)
(Encompassing: Air Systems Components and Lasco)
Underlying sales increased 5.4 per cent.
The US non-residential construction market, measured in square footage terms, finished the year 0.5 per cent ahead of 2003. This was the first increase since the market peaked in 2000. It appears that the market hit its low point of the cycle at mid-year and has begun a slow recovery. The latest Dodge forecast projects an increase of approximately 5 per cent in 2005 compared to 2004.

Recreational vehicles (1.9 per cent of Group sales)
(Encompassing: Dexter Axle and Philips)
Underlying sales increased 20.9 per cent.
Sales of recreational vehicles in 2004 increased 15.4 per cent over 2003. Expectations for 2005 are for a slight slowdown in this market.

Manufactured housing (1.5 per cent of Group sales)
(Encompassing: Dexter Axle and Philips)
Underlying sales increased 1.1 per cent.
Shipments of manufactured homes for the year were down 0.1 per cent, but showed recovery through the latter part of the year. From September onwards, monthly shipments of manufactured homes exceeded the previous year. Expectations are for an improvement in 2005.

The remaining 9.1 per cent of Group sales relates to other markets, including bulk and postal handling, industrial and utility trailers, and original equipment service. Industrial and utility trailers is a significant market for Dexter Axle.


5.   OPERATING AND FINANCIAL REVIEW

Overview of financial performance and financial position in the year

Sales and operating profit
In 2004 sales were GBP2,980.3 million (2003: GBP3,150.4 million) and operating profit (before operating exceptional items and goodwill amortisation) was GBP278.1 million (2003: GBP271.8 million). Operating profit from continuing operations before goodwill amortisation in 2004 was GBP260.5 million (2003:
GBP246.0 million).

Around 65 per cent of our business is denominated in US dollars and as a consequence, the weakening of the US dollar during 2004 had a negative translation impact on our reported turnover and operating profit when converted into sterling. For 2004, our US dollar financial results were translated at an average rate of GBP1=$1.83 compared with GBP1=$1.63 in 2003.

This represents a 12.3 per cent reduction in the average sterling to US dollar exchange rate. The weakness of the US dollar adversely affected our reported sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP265.7 million and GBP27.0 million respectively.

During 2004 our continuing major investment in strategic manufacturing initiatives resulted in certain abnormal costs. These strategic initiatives are aimed at improving the cost base of the Group. However, the costs can distort the reported performance and so they are separately identified as operating exceptional items. They amounted to GBP17.5 million during the year.

Acquisitions and disposals can also distort the view of the change in performance from one year to the next and so we regard it as helpful to show their impact on sales and operating profit separately.

On an underlying basis, sales grew 5.7 per cent and operating profit before goodwill amortisation by 12.8 per cent, as set out in section 6, Financial Data.

Margins
Overall our reported operating margin before operating exceptional items and goodwill amortisation was 9.3 per cent. This compares with 8.6 per cent in 2003. The operating margin before operating exceptional items and goodwill amortisation for each of the business units was as follows: Industrial & Automotive, 10.1 per cent (2003: 9.6 per cent); Air Systems Components, 11.2 per cent (2003: 9.4 per cent); and Engineered & Construction Products, 9.5 per cent (2003: 8.8 per cent).

Industrial & Automotive
The Industrial & Automotive group achieved sales of GBP1,932.9 million (2003:
GBP1,977.2 million) and operating profit (before operating exceptional items and goodwill amortisation) of GBP195.3 million (2003: GBP189.9 million). On an underlying basis, this represents increases of 4.3 per cent and 11.4 per cent respectively.

On a global basis the group's automotive original equipment ("OE") sales were up by 2.3 per cent and industrial OE sales rose by an impressive 12.7 per cent. All regions performed well with sales up year-on-year. Aftermarket sales were up 5.3 per cent on a global basis, with automotive replacement up by 1.9 per cent despite some weakness in North America. Industrial replacement was ahead by 11.5 per cent, driven by strong demand from North America in particular. Aftermarket sales in Asia were particularly strong, up 33.3 per cent year-on-year.

Powertrain sales grew by 2.9 per cent and operating profit by 5.6 per cent on an underlying basis. All areas contributed to the increase with the exception of North America, which was down 2.5 per cent, impacted by lower OE demand. Asia performed strongly with sales up by 17.8 per cent. Europe was ahead by 3.7 per cent driven in particular by good automotive OE demand.

Key developments during the year included the first sales of our Electro-mechanical DriveTM system (stop-start technology) on the new Citroen C3 vehicle in France. Availability is expected to widen this year and trials of the technology on urban delivery vehicles are currently underway. Sales of the newly launched FleetrunnerTM heavy-duty belts and the EliminatorTM belts were encouraging. In December 2004, we completed the acquisition of Mectrol, a US and German-based manufacturer of polyurethane timing belts. The company has been integrated into the industrial belts business at Gates. The transaction benefits include a new unique product portfolio for Gates, access to new markets and customers, and multiple avenues for growth.

Stackpole's sales declined 5.0 per cent in 2004, impacted by declining production volumes at one of its key customers, resulting in lower margins. However, significant business, amounting to C$98 million (GBP42.7 million), was awarded during the year. This new business mainly relates to the 2006 to 2008 production years. Near-booked business ended the year at C$102 million (GBP44.1 million) while new product development activity continued to progress in an impressive way. New programmes under development at the year-end totalled C$124 million (GBP53.7 million).

The construction of the two new Stackpole facilities in Canada and the extension of a third site progressed well and production has now started at all sites. The full volume launch at the Carrier Systems facility will occur in March 2005. The Powder Metal group will launch 46 new part numbers on 18 different platforms in 2005. The launch of the Engineered Products facility is going well, with management expecting full operational efficiency for the oil pump cells in February 2005. Despite the difficult financial performance and expectations of weaker first quarter automotive production, Stackpole remains on track to achieve its strategic objectives of double-digit growth and operating margins through technology and innovation.

Fluid Power's underlying sales were up 16.1 per cent, driven by robust global demand especially in the construction and agricultural equipment markets. All regions outperformed last year, with strong growth coming from North America and Europe as well as significant operational improvement in Europe. Global sales to industrial OEMs were up 24.8 per cent although fluid power sales to automotive OEMs were lower by 1.2 per cent. The new Technical Centre in Denver (CO) was completed at the end of the year. New product development initiatives progressed with the Quick-LokTM family of products gaining success in the industrial OE marketplace.

In July 2003, we announced the phased exit from the European automotive curved hose business. During the year we completed the closure of St. Just and the sale of the business in Nevers.

Fluid Systems had a very successful year, with underlying sales and operating profit exceeding the previous year by 10.4 and 14.9 per cent respectively. A strong operating profit performance was achieved by Stant, Schrader Electronics and Schrader France, slightly offset by weaker results at Schrader Brazil and Standard-Thomson.

Schrader Electronics delivered an excellent performance and expectations are for further growth in 2005 and beyond, following proposed changes to the TREAD act ruling in the US, which will require all new vehicles sold in the US to be equipped with a tyre pressure monitoring system by 2007. New business awarded during the year amounted to
GBP67 million. In order to meet increased levels of demand, the new production facility at Carrickfergus in Northern Ireland commenced production in late January 2005. Customer acceptance of the "Snap In" sensor design continues to grow, with business of over 6 million sensors already awarded for 2008. New product research is opening up new non-automotive applications.

Schrader-Bridgeport's 36,000 square feet valve-manufacturing facility in China was completed in January 2005. The start-up of the new Stant plant in Karvina, Czech Republic, has also progressed well. Start of production will commence at the end of the first quarter this year. The development activity for Stant's new Carbon Canister advanced, with the product being newly engineered for two new platforms in 2005.

2004 was a disappointing year for the Wiper Systems business, with sales declining 2.4 per cent on the back of a tough OE environment and lower aftermarket demand. Rising input costs also affected profitability. While Trico was successful in increasing prices in the aftermarket, the automotive OEMs continued to reject steel-related price increases from the supply base. Aftermarket demand started to improve in December of 2004 and has shown continued strength into January of this year. Our new Beam Blade was successfully launched at the SEMA show. It was selected as one of the twelve best new products in the show and is doing very well in the market place.

Trico's Asian strategy, for both the aftermarket and OEM business, continues to take shape. A production location in Suzhou, China has been selected and we are now progressing plans for the construction of a 70,000 square feet facility. Initial production is scheduled in the fourth quarter of 2005.

In October 2004 we announced our intention to exit our small Gates Air Springs business. This exit was completed in February 2005 with the sale of the assets to Vibracoustic NA, L.P.

The net impact of increases in raw material costs absorbed by the Industrial & Automotive business group amounted to around GBP6.1 million for the year. Savings from lean manufacturing totalled GBP19.3 million in 2004.

Air Systems Components
Air Systems Components performed strongly in 2004, with sales up by 5.3 per cent and operating profit ahead by 24.9 per cent on an underlying basis. The non-residential construction market saw the first signs of a recovery with square footage built in the US slightly ahead of last year. We outperformed this market, with sales growing by 3.7 per cent on 2003. Our sales to the residential construction market rose by 8.4 per cent, supported by strong demand.

Several new products such as the Fantom IQTM, duct access doors from Hart & Cooley and a new Ruskin damper for marine applications were successfully launched during 2004. Significant new business wins included Titus products destined for the University of Nebraska, Omaha and the Hearst headquarters in New York as well as a large contract for Ruskin's industrial tunnel dampers and acoustical silencers for the New York City Transit system.

Ruskin announced plans to build a new manufacturing facility in Monterrey, Mexico. Manufacturing is expected to commence mid-2005.

In January 2005, we completed the acquisition of Milcor Inc. The company is a multi-brand manufacturer of building and roofing products, selling to the US residential and commercial construction markets. Milcor's annual sales are approximately $47 million (GBP25.7 million). It will be integrated into our residential business, Hart & Cooley.

Business efficiency measures continued, with Hart & Cooley completing the closure of its Monessen (PA) facility and transferring production of duct accessories to Huntsville (AL). Savings generating from lean manufacturing amounted to GBP4.6 million in 2004.

The net impact of rising raw material cost increases amounted to approximately GBP4.2 million for the year.

Engineered & Construction Products
The Engineered & Construction Products group achieved sales of GBP624.4 million (2003: GBP725.3 million) and operating profit (before operating exceptional items and goodwill amortisation) of GBP59.3 million (2003: GBP63.6 million). On an underlying basis, this represents increases of 10.5 per cent and 4.4 per cent respectively.

Demand for Dexter's axles was particularly strong in 2004 across all its end markets. Hurricanes in the South East of the United States tempered demand in the third quarter, however, sales increased in the fourth quarter as replacement demand grew. In June 2004, the business disposed of its steel wheels and rims business. A project to expand capacity at its Elkhart (IN) facility got underway during the year. This additional capacity will allow Dexter to meet demand for rubber torsion axles.

In February 2005, we signed an agreement to acquire L.E. Technologies, a company that manufactures recreational vehicle ("RV") frames, trailers and fabricated metal components. The acquisition will allow Dexter Axle to expand into the RV frame business, a market which is adjacent to Dexter's current markets. It also provides sales, manufacturing and purchasing synergies in addition to accessing a new customer base. L.E. Technologies employs over 490 people in Southern Michigan and Northern Indiana and generated approximately $85.6 million (GBP46.8 million) of revenue in 2004. The acquisition is subject to regulatory approval in the US but we see no issues in obtaining such approvals.

We disposed of two businesses in the Material Handling group. Mayfran was sold in June and we completed the disposal of Unified Industries on 2 January 2005. The remaining material handling business, Dearborn Mid-West, saw a pick-up in demand, especially from automotive programmes and finished the year with a healthy order book.

Lasco Bathware saw its volumes increasing as its new Home Depot contract commenced at the half-year. New product development activities continued to gain momentum. The Acrylic Modular shower, incorporating a body shower, steam unit and seat, that was introduced at the Kitchen and Bath Show was launched formally at the Builders Show in January 2005. Lasco's efforts to grow acrylic sales continued to show results with acrylic sales for the year increasing by around 15 per cent.

Lasco Fittings showed year-on-year improvements in sales, but suffered the effects of substantial increases in the cost of its major raw material. An investment project for large-diameter pipe fittings was initiated in the third quarter. This will enable Lasco to penetrate new markets such as water reclamation and aqua-culture. Initial production commenced towards the end of the year with volumes ramping up in January 2005.

Philips saw continued development of its share of the residential doors and windows market, with sales to this market up 5.1 per cent.

The net impact of raw material price increases on the business group, in particular steel and oil based chemical derivatives, was approximately GBP7.7 million for the year. Savings from lean manufacturing totalled GBP1.5 million in 2004.

Operating exceptional items
The operating exceptional items are separately disclosed in notes 1B and 2B to the financial information in section 7. These are costs relating to strategic manufacturing initiatives, which are charged in arriving at operating profit, but which are abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group.

Non-operating exceptional items
The sale of the European curved Hose business in Nevers, France was completed on 17 November 2004. There was a loss on disposal of the business of GBP2.1 million. The closure of the European curved hose business in St Just, Spain was also completed in the year with costs of GBP16.2 million. Provisions amounting to GBP29.6 million for exit from this business were reversed in the year.

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited and Pegler limited were sold for a combined consideration, before costs, of GBP13.0 million of which GBP5.8 million is deferred. Further net proceeds of GBP0.6 million were received after related closure costs and the disposal of the vacant site. There was a loss on disposal of the businesses of GBP72.9 million, including GBP51.4 million of recycled goodwill, of which GBP72.9 million was provided in the year ended 3 January 2004.

On 1 June 2004, Mayfran International Inc. was sold for a total consideration of $12.7 million (GBP6.9 million) of which $4.2 million (GBP2.3 million) is deferred. There was a loss on sale of GBP19.0 million, including GBP13.1 million of recycled goodwill.

On 10 June 2004, the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (GBP6.0 million) of which $1.8 million (GBP1.1 million) remains deferred at the year-end. There was a gain on sale of GBP3.1 million.

Costs on prior year disposals resulted in losses of GBP0.9 million being recognised in the year. Deferred consideration, net of these costs, resulted in additional proceeds of GBP1.3 million being received during the year and GBP0.5 million was received in advance relating to the post year-end disposal of Unified Industries Inc.

Interest
The net interest expense for the year was GBP15.1 million (2003: GBP8.4 million). Higher interest costs reflected the impact of the redemption of the redeemable convertible cumulative preference shares in August 2003.

Taxation
The effective tax rate for the year was 19.0 per cent. A total charge of GBP57.5 million represented an effective rate of 25.7 per cent on profit before tax. This was before a release of GBP15.0 million which reduced the total tax charge. The reduction in the provision arose as a result of the closure of a number of previously open tax years.

Earnings per share
We have presented basic earnings per share before and after amortisation of goodwill and non-operating exceptional items. Before amortisation of goodwill and non-operating exceptional items, basic earnings per share was 22.55 pence compared with 18.78 pence in 2003. After goodwill and non-operating exceptional items, earnings per share was 20.37 pence compared to 18.53 pence in 2003.

Dividends
The dividends to our preference shareholders are dollar denominated and in the year, the sterling equivalent was GBP15.6 million (2003: GBP28.9 million). Preference dividends have reduced as a result of the redemption of the redeemable preference shares and due to the weakening of the US dollar.

The dividends to holders of ordinary shares for the year were GBP97.3 million (2003: GBP92.8 million). This represents dividend cover, before goodwill amortisation and non-operating exceptional items, of 1.8 times (2003: 1.6 times). Cash cover was 1.2 times (2003: 1.5 times). Cash cover is based on cash flow after interest, tax and preference dividends (free cash flow to equity) compared to ordinary dividends paid.

Cash flow
The chart below shows the movement in free cash flow to equity.


                                                          2004           2003
                                                   GBP million    GBP million

Opening (debt)/funds                                    (264.7)         157.6
Net cash inflow from operating activities                333.9          332.0
Capital expenditure (net)                               (152.2)        (114.0)
Operating cash flow                                      181.7          218.0
Tax                                                      (39.8)         (29.6)
Interest and preference dividends                        (31.4)         (40.2)
Translation and other movements                            6.9           16.6
Free cash flow to equity                                 117.4          164.8
Redemption of preference shares                              -         (384.5)
Acquisitions and disposals                                (2.7)        (105.1)
Ordinary dividends                                       (94.5)         (97.5)
Net funds movement                                        20.2         (422.3)
Closing (debt)                                          (244.5)        (264.7)

Operating cash flow is stated after GBP20.1 million of restructuring costs and GBP10.0 million of capital expenditure associated with the various restructuring costs. Details of net cash inflow from operating activities for the year are set out in note 6 to the financial information.

Capital Expenditure
During the year, the net capital  expenditure was GBP152.2 million  representing
1.3 times depreciation and an increase of 33.5 per cent over 2003. The major capital expenditure projects were the capacity expansion at Stackpole, new facilities in China and systems development expenditure at Gates.

Working capital
Additional efforts were made in the final quarter to end the year with a good working capital performance. For the year as a whole the Group's working capital measure, average working capital as a percentage of moving annual total sales, was 13.5 per cent compared to 13.4 per cent in 2003.

Pensions
The asset values and the discount rates of the liabilities are based on the financial markets existing at our financial period end and the present value of scheme liabilities for the Group's defined benefit plans exceeded the market value of scheme assets by GBP138.2 million (2003: GBP148.2 million). After adjusting for unrecoverable surpluses and after the recognition of the related deferred tax asset, the net pension liability reduces to GBP97.8 million (2003:
GBP103.7 million). Under FRS 17 this deficit would have to be included in the balance sheet.

The reduction in the under-funded status of the plans is primarily due to the impact of a more favourable asset return environment and an increase in the market value of scheme assets.

Cash contributions to the defined benefit schemes in 2004 were GBP19.4 million (2003: GBP24.3 million) and GBP19.6 million was charged to the profit and loss account (2003: GBP19.1 million). We estimate cash contributions to the defined benefit schemes in 2005 will be GBP36 million, an increase of GBP17 million on 2004.

The total charge to the profit and loss account, including defined contribution schemes was GBP45.9 million (2003: GBP47.9 million). At 1 January 2005, pension related assets of GBP28.2 million (2003: GBP25.3 million) and pension related liabilities of GBP55.3 million (2003: GBP53.4 million) were included in debtors and creditors respectively.

International Financial Reporting Standards
With effect from the first quarter of 2005, Tomkins will present its results in accordance with International Financial Reporting Standards ("IFRS"). Consequently, this announcement is the last to contain the Group's results prepared in accordance with UK GAAP.

We have been preparing for the transition to IFRS since 2003. Our work is progressing well and we are currently working on the restatement of our 2004 results in accordance with IFRS.

We will be holding a webcast briefing for investors ahead of our first quarter results' announcement at which we will present our transition balance sheet as at 4 January 2004 and our quarterly income statements, cash flow statements and balance sheets for 2004 restated in accordance with IFRS. Details of how to access the presentation will be available on the Company's website, www.tomkins.co.uk, nearer the time.

During 2005, our quarterly results announcements will contain comparative information for 2004 restated in accordance with IFRS and reconciled to the amounts previously reported under UK GAAP.

We appreciate that there is uncertainty in the market concerning the impact of IFRS and would welcome any questions that investors may wish to ask as the picture unfolds.

Results prepared under US GAAP in US dollars
Operating income from continuing operations under US GAAP in 2004 was $477.1 million, an increase of 23.7 per cent, compared to $385.6 million in 2003. Net income under US GAAP was $377.7 million in 2004, a decrease of 11.5 per cent, compared to $426.7 million in 2003.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of restructuring costs, goodwill, intangible assets, inventory, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of costs associated with exit or disposal activities, capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,923.1 million at 1 January 2005, compared to $2,697.0 million at 3 January 2004. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

A reconciliation of the reported financial information prepared under UK and US GAAP is shown in section 9.


6.   FINANCIAL DATA

6.1  Key operating statistics


Group                           Q4 2004     Q4 2003        2004        2003
                            GBP million GBP million GBP million GBP million
Sales                             696.6       731.1     2,980.3     3,150.4
Operating profit (1)               63.6        61.4       278.1       271.8
Operating margin (1)                9.1%        8.4%        9.3%        8.6%
EBITDA margin (2)                  13.3%       12.7%       13.2%       12.7%
Average net operating assets(3)                         1,028.4     1,052.4
Return on average net
operating assets (1) (3)                                   27.0%       25.8%
Return on average invested
capital (4)                                                 9.9%        9.8%
Capital expenditure                                       157.7       141.1
Depreciation                                              115.9       128.6
Capital expenditure to
depreciation (times)                                        1.4         1.1
Cash generation (5)                                       229.8       268.5
Cash conversion (6)                                        82.6%       98.8%
Employees (number)                                       36,720      39,328
Industrial & Automotive
Sales                             459.5       473.9     1,932.9     1,977.2
Operating profit (1)               46.8        45.6       195.3       189.9
Operating margin (1)               10.2%        9.6%       10.1%        9.6%
EBITDA margin (2)                  15.0%       14.5%       14.6%       14.2%
Average net operating assets(3)                           812.6       784.6
Return on average net
operating assets (1) (3)                                   24.0%       24.2%
Return on average invested
capital (4)                                                 9.0%        9.2%
Capital expenditure                                       134.7       111.0
Depreciation                                               86.6        90.7
Capital expenditure to
depreciation (times)                                        1.6         1.2
Cash generation (5)                                       144.2       181.8
Cash conversion (6)                                        73.8%       95.7%
Employees (number)                                       23,515      23,692

(1) Before operating exceptional items and goodwill amortisation (2) Earnings before interest, tax, depreciation and amortisation and operating exceptional items (3) Excluding goodwill (4) Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis (5) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items
(6) Cash generation to operating profit before operating exceptional items and goodwill amortisation


6.1  Key operating statistics


Air Systems Components          Q4 2004     Q4 2003        2004        2003
                            GBP million GBP million GBP million GBP million
Sales                              98.1       101.3       423.0       447.9
Operating profit (1)               10.8        10.6        47.2        42.3
Operating margin (1)               11.0%       10.5%       11.2%        9.4%
EBITDA margin (2)                  14.7%       14.2%       14.6%       13.1%
Average net operating assets(3)                           100.4       120.4
Return on average net
operating assets (1) (3)                                   47.0%       35.1%
Return on average invested
capital (4)                                                11.3%        9.2%
Capital expenditure                                         8.0         8.6
Depreciation                                               14.6        16.2
Capital expenditure to
depreciation (times)                                        0.5          0.5
Cash generation (5)                                        49.9         54.6
Cash conversion (6)                                       105.7%       129.1%
Employees (number)                                        6,351       6,933
Engineered & Construction Products
Sales                             139.0       155.9       624.4       725.3
Operating profit (1)               10.9        11.3        59.3        63.6
Operating margin (1)                7.8%        7.2%        9.5%        8.8%
EBITDA margin (2)                   9.9%        9.9%       11.8%       11.7%
Operating profit excluding
discontinued operations (7)        10.9        11.1        59.2        63.3
Operating margin excluding
discontinued operations (7)         7.8%        7.8%        9.5%        9.8%
Average net operating assets(3)                           124.1       177.5
Return on average net
operating assets (1) (3)                                   47.8%       35.8%
Return on average invested
capital (4)                                                17.7%       13.6%
Capital expenditure                                        14.6        20.7
Depreciation                                               14.4        21.4
Capital expenditure to
depreciation (times)                                        1.0          1.0
Cash generation (5)                                        63.0         64.8
Cash conversion (6)                                       106.2%       101.9%
Employees (number)                                        6,711       8,638

(1) Before operating exceptional items and goodwill amortisation (2) Earnings before interest, tax, depreciation and amortisation and operating exceptional items (3) Excluding goodwill (4) Before operating exceptional items and goodwill amortisation and after tax, on a constant currency basis (5) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items (6) Cash generation to operating profit before operating exceptional items and goodwill amortisation (7) Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004


6.2 Analysis of movement in sales and operating profit from 2003 to 2004


                                   (1)Operating profit
                                     before operating     Operating exceptional          (1)Operating profit after
                      Sales         exceptional items             items                operating exceptional items
Group      GBP million   Change   GBP million   Change   GBP million      Change          GBP million         Change
2003           3,150.4                  271.8                 (35.9)                                235.9
Exchange       (265.7)                 (27.0)                    2.0                     (25.0)
rate effect
Disposals      (121.6)                  (3.1)                      -                      (3.1)
2003              56.7                    4.9                      -                        4.9
acquisitions
(2)
               2,819.8                  246.6                 (33.9)
2004               1.1        -             -        -             -           -              -
acquisitions
Restructuring        -        -             -        -          16.4       48.4%           16.4
charges
Underlying       159.4     5.7%          31.5    12.8%             -           -           31.5
change
                                                                                                     24.7       10.5%
2004           2,980.3                  278.1                 (17.5)                                260.6

Industrial & Automotive
2003           1,977.2                  189.9                 (20.7)                                169.2
Exchange       (153.4)                 (16.4)                    1.5                     (14.9)
rate effect
Disposals       (28.1)                  (3.1)                      -                      (3.1)
2003              56.7                    4.9                      -                        4.9
acquisitions
(2)
               1,852.4                  175.3                 (19.2)
2004               1.1        -             -        -             -           -              -
acquisitions
Restructuring        -        -             -        -           4.4       22.9%            4.4
charges
Underlying        79.4     4.3%          20.0    11.4%             -           -           20.0
change
                                                                                                     11.3        6.7%
2004           1,932.9                  195.3                 (14.8)                                180.5

Air Systems Components
2003             447.9                   42.3                  (4.1)                                 38.2
Exchange        (46.0)                  (4.5)                    0.4                      (4.1)
rate effect
                 401.9                   37.8                  (3.7)
Restructuring        -        -             -        -           2.7       73.0%            2.7
charges
Underlying        21.1     5.3%           9.4    24.9%             -           -            9.4
change
                                                                                                      8.0       20.9%
2004             423.0                   47.2                  (1.0)                                 46.2

Engineered & Construction Products (continuing operations)
2003             648.2                   63.3                  (0.7)                                 62.6
Exchange        (67.4)                  (6.8)                    0.1                      (6.7)
rate effect
Disposals       (21.5)                    0.2                      -                        0.2
                 559.3                   56.7                  (0.6)
Restructuring        -        -             -        -         (1.1)    (183.0%)          (1.1)
charges
Underlying        58.9    10.5%           2.5     4.4%             -           -            2.5
change
                                                                                                    (5.1)      (8.1%)
2004             618.2                   59.2                  (1.7)                                 57.5

Engineered & Construction Products (discontinued operations)
2003              77.1                    0.3                 (10.4)                               (10.1)
Exchange           1.1                      -                      -                          -
rate effect
Disposals       (72.0)                  (0.2)                      -                      (0.2)
                   6.2                    0.1                 (10.4)
Restructuring        -        -             -        -          10.4      100.0%           10.4
charges
Underlying           -        -             -        -             -           -              -
change
                                                                                                     10.2      101.0%
2004               6.2                    0.1                      -                                  0.1

Central Costs
2003                 -                 (24.0)                      -                               (24.0)
Exchange             -                    0.7                      -                        0.7
rate effect
                     -                 (23.3)                      -
Underlying           -        -         (0.4)   (1.7%)             -           -          (0.4)
change
                                                                                                      0.3        1.3%
2004                 -                 (23.7)                      -                               (23.7)


(1)  Before goodwill amortisation
(2)  Adjustment to bring acquisitions made in 2003 to a comparable basis


6.2 Analysis of movement in Q4 sales and operating profit from 2003 to 2004 (3 months) (unaudited)


                                   (1)Operating profit
                                     before operating     Operating exceptional          (1)Operating profit after
                      Sales         exceptional items             items                operating exceptional items
Group      GBP million    Change    GBP million    Change   GBP million    Change           GBP million        Change
Q4 2003          731.1                     61.4                   (8.4)                              53.0
Exchange        (45.7)                    (4.2)                     0.5                    (3.7)
rate effect
Disposals       (23.6)                    (1.2)                       -                    (1.2)
                 661.8                     56.0                   (7.9)
Acquisitions       1.1      0.2%              -         -             -         -              -
Restructuring        -         -              -         -           2.8     35.4%            2.8
charges
Underlying        33.7      5.1%            7.6     13.6%             -         -            7.6
change
                                                                                                      5.5       10.4%
Q4 2004          696.6                     63.6                   (5.1)                              58.5

Industrial & Automotive
Q4 2003          473.9                     45.6                   (6.6)                              39.0
Exchange        (26.2)                    (2.2)                     0.4                    (1.8)
rate effect
Disposals          0.1                    (1.1)                       -                    (1.1)
                 447.8                     42.3                   (6.2)
Acquisitions       1.1      0.2%              -         -             -         -              -
Restructuring        -         -              -         -           1.6     25.8%            1.6
charges
Underlying        10.6      2.4%            4.5     10.6%             -         -            4.5
change
                                                                                                      3.2        8.2%
Q4 2004          459.5                     46.8                   (4.6)                              42.2

Air Systems Components
Q4 2003          101.3                     10.6                   (1.2)                               9.4
Exchange         (8.3)                    (1.2)                     0.1                    (1.1)
rate effect
                  93.0                      9.4                   (1.1)
Restructuring        -         -              -         -           0.4     36.4%            0.4
charges
Underlying         5.1      5.5%            1.4     14.9%             -         -            1.4
change
                                                                                                      0.7        7.4%
Q4 2004           98.1                     10.8                   (0.7)                              10.1

Engineered & Construction Products (continuing operations)
Q4 2003          141.5                     11.1                       -                              11.1
Exchange        (11.2)                    (0.9)                       -                    (0.9)
rate effect
Disposals        (9.3)                        -                       -                        -
                 121.0                     10.2                       -
Restructuring        -         -              -         -           0.2         -            0.2
charges
Underlying        18.0     14.9%            0.7      6.9%             -         -            0.7
change
                                                                                                        -           -
Q4 2004          139.0                     10.9                     0.2                              11.1

Engineered & Construction Products (discontinued operations)
Q4 2003           14.4                      0.2                   (0.6)                             (0.4)
Exchange             -                    (0.1)                       -                    (0.1)
rate effect
Disposals       (14.4)                    (0.1)                       -                    (0.1)
                     -                        -                   (0.6)
Restructuring        -         -              -         -           0.6    100.0%            0.6
charges
Underlying           -         -              -         -             -         -              -
change
                                                                                                      0.4      100.0%
Q4 2004              -                        -                       -                                 -

Central Costs
Q4 2003              -                    (6.1)                       -                             (6.1)
Exchange             -                      0.2                       -                      0.2
rate effect
                     -                    (5.9)                       -
Underlying           -         -            1.0     16.9%             -         -            1.0
change
                                                                                                      1.2       19.7%
Q4 2004              -                    (4.9)                       -                             (4.9)


(1)  Before goodwill amortisation


6.3 Detailed changes in underlying sales and operating profit from 2003 to 2004 (unaudited)


                                            2004      Change in underlying sales   Change in underlying operating
                                           Sales                                               profit
                                       GBP million             Per cent                       Per cent
Industrial & Automotive
Powertrain                                 913.7                 2.9%                           5.6%
Fluid Power                                323.7                16.1%                          78.4%
Wiper Systems                              253.6                (2.4%)                        (34.9%)
Fluid Systems                              228.0                10.4%                          14.9%
Other I&A                                  213.9                (3.0%)                        123.2%
Total                                     1,932.9                4.3%                          11.4%
Air Systems Components
Total                                      423.0                 5.3%                          24.9%
Engineered & Construction Products
Lasco                                      215.3                 8.6%                          (5.0%)
Philips Doors & Windows                    139.3                 4.0%                          (3.3%)
Material Handling                          81.9                 16.0%                          60.0%
Dexter Axle                                181.7                16.1%                           6.1%
Continuing operations                      618.2                10.5%                           4.4%
Discontinued operations(1)                  6.2                  0.0%                           0.0%
Total                                      624.4                10.4%                           4.4%
Group
Total                                     2,980.3                5.7%                          12.8%

(1) Discontinued operations refer to the Valves, Taps & Mixers business, the exit of which was completed in January 2004.


6.4  Additional financial information

FOR THE YEAR ENDED 1 JANUARY 2005

                                                                    Engineered &
                           Industrial &         Air Systems         Construction
                         Automotive GBP       Components GBP             Products    Central Costs        Total GBP
                                million             million          GBP million      GBP million          million
Turnover
Continuing operations           1,932.9               423.0                618.2                -          2,974.1
Discontinued operations               -                   -                  6.2                -              6.2
                                1,932.9               423.0                624.4                -          2,980.3

Operating profit before
goodwill amortisation
Continuing operations
Operating profit before           195.3                47.2                 59.2            (23.7)           278.0
operating exceptional items
and goodwill amortisation
Operating exceptional items       (14.8)               (1.0)                (1.7)               -            (17.5)
                                  180.5                46.2                 57.5            (23.7)           260.5
Discontinued operations
Operating profit before               -                   -                  0.1                -              0.1
operating exceptional items
and goodwill amortisation
Operating exceptional items           -                   -                    -                -                -
                                      -                   -                  0.1                -              0.1

Total operating profit before     195.3                47.2                 59.3            (23.7)           278.1
operating exceptional items
and goodwill amortisation
Total operating exceptional       (14.8)               (1.0)                (1.7)               -            (17.5)
items
Total operating profit before     180.5                46.2                 57.6            (23.7)           260.6
goodwill amortisation
Goodwill amortisation              (5.0)               (7.2)                (0.3)               -            (12.5)
Operating profit                  175.5                39.0                 57.3            (23.7)           248.1

Operating profit margin, before    10.1%               11.2%                 9.5%               -              9.3%
operating exceptional items
and goodwill amortisation


FOR THE YEAR ENDED 3 JANUARY 2004


                                                                    Engineered &
                           Industrial &         Air Systems         Construction
                         Automotive GBP      Components GBP             Products    Central Costs        Total GBP
                                million             million          GBP million      GBP million          million
Turnover
Continuing operations           1,977.2               447.9                648.2                -          3,073.3
Discontinued operations               -                   -                 77.1                -             77.1
                                1,977.2               447.9                725.3                -          3,150.4

Operating profit before
goodwill amortisation
Continuing operations
Operating profit before           189.9                42.3                 63.3            (24.0)           271.5
operating exceptional items
and goodwill amortisation
Operating exceptional items       (20.7)               (4.1)                (0.7)               -            (25.5)
                                  169.2                38.2                 62.6            (24.0)           246.0
Discontinued operations
Operating profit before               -                   -                  0.3                -              0.3
operating exceptional items
and goodwill amortisation
Operating exceptional items           -                   -                (10.4)               -            (10.4)
Operating profit before               -                   -                (10.1)               -            (10.1)
goodwill amortisation
Total operating profit before     189.9                42.3                 63.6            (24.0)           271.8
operating exceptional items
and goodwill amortisation
Total operating exceptional       (20.7)               (4.1)               (11.1)               -            (35.9)
items
Total operating profit before     169.2                38.2                 52.5            (24.0)           235.9
goodwill amortisation
Goodwill amortisation              (3.5)               (8.1)                (0.3)               -            (11.9)
Operating profit                  165.7                30.1                 52.2            (24.0)           224.0

Operating profit margin, before     9.6%                9.4%                 8.8%               -              8.6%
operating exceptional items
and goodwill amortisation


UNAUDITED INFORMATION FOR THE THREE MONTHS ENDED 1 JANUARY 2005


                                                                    Engineered &
                           Industrial &         Air Systems         Construction
                         Automotive GBP      Components GBP             Products    Central Costs        Total GBP
                                million             million          GBP million      GBP million          million
Turnover
Continuing operations             459.5                98.1                139.0                -            696.6

Operating profit before
goodwill amortisation
Continuing operations
Operating profit before            46.8                10.8                 10.9             (4.9)            63.6
operating exceptional items
and goodwill amortisation
Operating exceptional items        (4.6)               (0.7)                 0.2                -             (5.1)
                                   42.2                10.1                 11.1             (4.9)            58.5

Total operating profit before      42.2                10.1                 11.1             (4.9)            58.5
goodwill amortisation
Goodwill amortisation              (1.4)               (1.8)                   -                -             (3.2)
Operating profit                   40.8                 8.3                 11.1             (4.9)            55.3

Operating profit margin, before    10.2%               11.0%                 7.8%               -              9.1%
operating exceptional items
and goodwill amortisation


UNAUDITED INFORMATION FOR THE THREE MONTHS ENDED 3 JANUARY 2004


                                                                    Engineered &
                           Industrial &         Air Systems         Construction
                         Automotive GBP      Components GBP             Products    Central Costs        Total GBP
                                million             million          GBP million      GBP million          million
Turnover
Continuing operations             473.9               101.3                141.5                -            716.7
Discontinued operations               -                   -                 14.4                -             14.4
                                  473.9               101.3                155.9                -            731.1

Operating profit before goodwill
amortisation
Continuing operations
Operating profit before            45.6                10.6                 11.1             (6.1)            61.2
operating exceptional items
and goodwill amortisation
Operating exceptional items        (6.6)               (1.2)                   -                -             (7.8)
                                   39.0                 9.4                 11.1             (6.1)            53.4

Discontinued operations
Operating profit before               -                   -                  0.2                -              0.2
operating exceptional items
and goodwill amortisation
Operating exceptional items           -                   -                 (0.6)               -             (0.6)
                                      -                   -                 (0.4)               -             (0.4)

Total operating profit before      45.6                10.6                 11.3             (6.1)            61.4
operating exceptional items
and goodwill amortisation
Total operating exceptional        (6.6)               (1.2)                (0.6)               -             (8.4)
items
Total operating profit before      39.0                 9.4                 10.7             (6.1)            53.0
goodwill amortisation
Goodwill amortisation              (1.3)               (2.0)                   -                -             (3.3)
Operating profit                   37.7                 7.4                 10.7             (6.1)            49.7

Operating profit margin, before     9.6%               10.5%                 7.2%               -              8.4%
operating exceptional items
and goodwill amortisation

7. Financial Information in Sterling under UK GAAP



Consolidated profit and loss account for the year ended 1 January 2005 prepared under accounting principles generally accepted in the United Kingdom (Audited)


                               Year ended 1 January 2005                          Year ended 3 January 2004

                        Before                                            Before
                      goodwill                                          goodwill
                  amortisation                                      amortisation
                           and                                               and
                   exceptional     Goodwill  Exceptional             exceptional     Goodwill  Exceptional
                         items amortisation       items*      Total        items amortisation       items*       Total
             Notes GBP million  GBP million  GBP million GBP million GBP million  GBP million  GBP million GBP million

Turnover
Continuing
operations             2,974.1            -            -    2,974.1      3,073.3            -            -     3,073.3

Discontinued
operations                 6.2            -            -        6.2         77.1            -            -        77.1

                  1    2,980.3            -            -    2,980.3      3,150.4            -            -     3,150.4


Operating profit
Continuing
operations               258.8        (12.5)           -      246.3        243.5        (11.9)          -        231.6
Utilisation of
provision for
loss on exit of
business                   0.7            -            -        0.7          1.6            -           -          1.6

Total continuing         259.5        (12.5)           -      247.0        245.1        (11.9)          -        233.2
operations
Discontinued
operations                (1.7)           -            -       (1.7)       (10.1)           -           -        (10.1)
Utilisation of
provision for
loss on disposal
of business                1.8            -            -        1.8            -            -           -            -

Total discontinued         0.1            -            -        0.1        (10.1)           -           -        (10.1)
operations
                         259.6        (12.5)           -      247.1        235.0        (11.9)          -        223.1

Share of profits
of associates              1.0            -            -        1.0          0.9            -           -          0.9

Operating profit
including
associates        1      260.6        (12.5)           -      248.1        235.9        (11.9)          -        224.0
Loss on disposal
of
businesses       14          -            -        (89.7)     (89.7)           -            -       (18.5)       (18.5)
Reversal of
provision for
loss on disposal
of business                  -            -         72.9       72.9            -            -           -            -
Costs of exit of
business         14          -            -        (18.3)     (18.3)           -            -           -            -
Reversal/
(creation) of
provision for
loss on exit
of business                  -            -         29.6       29.6            -            -       (32.6)       (32.6)
Reversal of other
provisions:
Disposal of
operations
and related
warranties                   -            -            -          -            -            -        33.1         33.1
Provision for
loss on
disposal of
business to be
discontinued:
Impairment of                -            -            -           -           -            -       (51.4)       (51.4)
goodwill
Impairment of
assets           15          -            -         (4.1)       (4.1)          -            -       (21.5)       (21.5)
Profit on
disposal of
fixed assets                 -            -            -           -           -            -         7.7          7.7

Profit before
interest                 260.6        (12.5)        (9.6)      238.5       235.9        (11.9)      (83.2)       140.8
Net interest             (15.1)           -            -       (15.1)       (8.4)           -           -         (8.4)

Profit on
ordinary
activities
before tax               245.5        (12.5)        (9.6)      223.4       227.5        (11.9)      (83.2)       132.4
Before
exceptional items        245.5        (12.5)           -       233.0       227.5        (11.9)          -        215.6
Exceptional
items*                       -            -         (9.6)       (9.6)          -            -       (83.2)       (83.2)
Tax on profit
on ordinary
activities        3      (47.8)         2.8          2.5       (42.5)      (45.7)         3.0        90.2         47.5

Profit on
ordinary
activities
after tax                197.7         (9.7)        (7.1)      180.9       181.8         (8.9)        7.0        179.9
Equity minority
interest                  (8.3)           -            -        (8.3)       (8.1)           -           -         (8.1)

Profit
attributable to
shareholders             189.4         (9.7)        (7.1)      172.6       173.7         (8.9)        7.0        171.8
Dividends on
equity and
non-equity
shares            4     (112.9)           -            -      (112.9)     (121.7)           -           -       (121.7)
Gain arising
on the early
redemption of
redeemable
convertible
cumulative
preference
shares                       -            -            -           -        10.8            -           -         10.8

Retained profit           76.5         (9.7)        (7.1)       59.7        62.8         (8.9)        7.0         60.9

Earnings per share
Basic             5     22.55p                                20.37p      18.78p                                18.53p
Diluted           5     21.59p                                19.67p      18.21p                                18.01p

Dividends per
ordinary                                                      12.60p                                            12.00p
share

* Exceptional items exclude operating exceptional items (See note 1B)



Consolidated profit and loss account for the three months ended

1 January 2005 prepared under accounting principles generally accepted in the United Kingdom (Unaudited)




For the three months ended          1 January 2005 (3 months)                     3 January 2004 (3 months)
1 January 2005

                        Before                                            Before
                      goodwill                                          goodwill
                  amortisation                                      amortisation
                           and                                               and
                   exceptional     Goodwill  Exceptional             exceptional     Goodwill  Exceptional
                         items amortisation       items*      Total        items amortisation       items*       Total
             Notes GBP million  GBP million GBP million GBP million  GBP million  GBP million GBP million  GBP million


Turnover
Continuing
operations               696.6            -            -      696.6        716.7            -            -       716.7
Discontinued
operations                   -            -            -          -         14.4            -            -        14.4
                  2      696.6            -            -      696.6        731.1            -            -       731.1
Operating
profit
Continuing
operations                58.3         (3.2)           -       55.1         52.3         (3.3)           -        49.0
(Reversal)/
utilisation
of provision
for loss on
exit of business          (0.3)           -            -       (0.3)         0.9            -            -         0.9

                          58.0         (3.2)           -       54.8         53.2         (3.3)           -        49.9

Discontinued
operations                   -            -            -          -         (0.4)           -            -        (0.4)

                          58.0         (3.2)           -       54.8         52.8         (3.3)           -        49.5

Share of profits
of associates              0.5            -            -        0.5          0.2            -            -         0.2

Operating profit
including
associates        2       58.5         (3.2)           -       55.3         53.0         (3.3)           -        49.7
Profit/(loss)
on disposal of
businesses                   -            -          3.2        3.2            -            -         (0.5)       (0.5)
Costs of exit                -            -         (0.8)      (0.8)           -            -            -           -
of business
Reversal of
provision for
loss on exit of
business                     -            -          4.0        4.0            -            -            -           -
Provision for
loss on disposal
of business to
be discontinued:
Impairment of                -            -            -          -            -            -        (51.4)      (51.4)
goodwill
Impairment of                -            -         (4.1)      (4.1)           -            -        (21.5)      (21.5)
assets
Profit on disposal
of fixed assets              -            -            -           -           -            -          3.5         3.5

Profit before
interest                  58.5         (3.2)         2.3        57.6        53.0         (3.3)       (69.9)      (20.2)
Net interest              (4.2)           -            -        (4.2)       (3.8)           -            -        (3.8)

Profit on
ordinary
activities
before tax                54.3         (3.2)         2.3        53.4        49.2         (3.3)       (69.9)      (24.0)
Before exceptional
items                     54.3         (3.2)           -        51.1        49.2         (3.3)           -        45.9
Exceptional items*           -            -          2.3         2.3           -            -        (69.9)      (69.9)
Tax on profit on
ordinary activities        7.6          0.8          0.2         8.6        (5.6)         0.7         94.6        89.7

Profit on ordinary
activities after          61.9         (2.4)         2.5        62.0        43.6         (2.6)        24.7        65.7
tax
Equity minority
interest                  (2.6)           -            -        (2.6)       (1.6)           -            -        (1.6)

Profit attributable       59.3         (2.4)         2.5        59.4        42.0         (2.6)        24.7        64.1
to shareholders
Dividends on equity
and non-equity
shares                   (63.7)           -            -       (63.7)      (61.4)           -            -       (61.4)

Retained (loss)/
profit                    (4.4)        (2.4)         2.5        (4.3)      (19.4)        (2.6)        24.7         2.7

Earnings per share
Basic                    7.22p            -            -       7.23p       4.90p            -            -       7.77p
Diluted                  6.77p            -            -       6.78p       4.79p            -            -       7.31p


* Exceptional items exclude operating exceptional items (see note 2B).


Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom



                                                                           Notes      Year ended     Year ended
                                                                                  1 January 2005 3 January 2004
                                                                                     GBP million    GBP million

Net cash inflow from operating activities                                      6           333.9          332.0
Dividends received from associated undertakings                                              0.4            0.5
Returns on investments and servicing of finance                                7           (30.2)         (44.9)
Tax paid (net)                                                                 7           (39.8)         (29.6)
Capital expenditure (net)                                                      7          (152.2)        (114.0)
Financial investment                                                           7            (4.1)          (2.5)
Acquisitions and disposals                                                     7            (2.7)        (102.3)
Equity dividends paid                                                                      (94.5)         (97.5)

Net cash inflow/(outflow) before use of liquid resources and financing                      10.8          (58.3)

Financing
Share issues (net of costs)                                                                  1.2            0.7
Redemption of redeemable convertible cumulative preference shares                              -         (384.5)
Cash flow (decreasing)/increasing debt and lease financing                                  (7.8)         239.5

Net cash outflow from financing                                                7            (6.6)        (144.3)

Management of liquid resources
Cash flow (increasing)/decreasing cash on deposit and collateralised cash      7           (27.7)          86.1

Decrease in cash in the year                                                               (23.5)        (116.5)


Reconciliation of net cash flow to movement in net debt

                                                                           Notes      Year ended     Year ended
                                                                                  1 January 2005 3 January 2004
                                                                                     GBP million    GBP million

Decrease in cash in the year                                                               (23.5)        (116.5)
Cash flow decreasing/(increasing) debt and lease financing                     7             7.8         (239.5)
Cash flow increasing/(decreasing) cash on deposit and collateralised cash      7            27.7          (86.1)

Change in net debt resulting from cash flows                                   8            12.0         (442.1)
Loans and finance leases acquired with subsidiaries                                            -           (2.8)
New finance leases                                                                             -           (4.3)
Translation difference                                                         8             8.2           26.9

Increase/(decrease) in net debt in the year                                                 20.2         (422.3)
Net (debt)/funds at the beginning of the year                                  8          (264.7)         157.6

Net debt at the end of the year                                                8          (244.5)        (264.7)




Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom



                                                         Notes            1 January 2005         3 January 2004
                                                                             GBP million            GBP million
CAPITAL EMPLOYED
Fixed assets
Intangible assets                                                                  214.2                  216.7
Tangible assets                                                                    776.5                  793.7
Investments                                                                          5.3                    7.4
                                                                                   996.0                1,017.8
Current assets
Stock                                                                              371.6                  373.9
Debtors                                                      9                     600.9                  624.2
Cash                                                                               185.4                  175.6
                                                                                 1,157.9                1,173.7
Current liabilities
Creditors: amounts falling due within one year              10                    (507.3)                (502.3)

Net current assets                                                                 650.6                  671.4

Total assets less current liabilities                                            1,646.6                1,689.2
Creditors: amounts falling due after more than one year     11                    (479.4)                (488.4)
Provisions for liabilities and charges                      12                    (339.5)                (423.5)

Net assets                                                                         827.7                  777.3

CAPITAL AND RESERVES
Called up share capital
Ordinary shares                                                                     38.7                   38.7
Convertible cumulative preference shares                                           337.2                  337.2
                                                                                   375.9                  375.9
Share premium account                                                               94.0                   92.8
Capital redemption reserve                                                         461.9                  461.9
Own shares                                                                          (8.9)                  (6.4)
Profit and loss account                                                           (137.3)                (180.2)

Shareholders' funds                                                                785.6                  744.0
Equity shareholders' funds                                          448.4                    406.8
Non-equity shareholders' funds                                      337.2                    337.2
Equity minority interest                                                            42.1                   33.3
                                                                                   827.7                  777.3


Consolidated statement of total recognised gains and losses


                                                                                  Year ended           Year ended
                                                                              1 January 2005       3 January 2004
                                                                                 GBP million          GBP million
Profit attributable to shareholders                                                    172.6                171.8
Foreign exchange translation:
- group                                                                 (31.9)                 (41.5)
- associated undertakings                                                (0.2)                  (0.4)
                                                                                       (32.1)               (41.9)
Total recognised gains and losses                                                      140.5                129.9



Reconciliation of movement in shareholders' funds


                                                             Notes                Year ended           Year ended
                                                                              1 January 2005       3 January 2004
                                                                                 GBP million          GBP million

Total recognised gains and losses                                                      140.5                129.9
Dividends                                                        4                    (112.9)              (121.7)
Gain arising on the early redemption of redeemable
convertible cumulative preference shares                                                   -                 10.8

                                                                                        27.6                 19.0
Share issues (net of costs)                                                              1.2                  0.6
Early redemption of redeemable convertible cumulative
preference shares (including stamp duty, commissions and
other costs)                                                                               -               (395.3)
Goodwill written back on disposals                                                      13.1                 29.9
Provision for impairment of goodwill on proposed disposal                                  -                 51.4
Purchase of own shares                                                                  (4.1)                (2.5)
Cost of employee share schemes charged to the profit and
loss account                                                                             3.8                  1.6

Net addition/(reduction) to shareholders' funds                                         41.6               (295.3)
Shareholders' funds at the beginning of the year                                       744.0              1,039.3

Shareholders' funds at the end of the year                                             785.6                744.0


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom


1.     TURNOVER AND OPERATING PROFIT FOR THE YEAR ENDED 1 JANUARY 2005


A.     SEGMENTAL ANALYSIS                             Turnover          Operating profit    Operating net assets

                                                Year ended Year ended Year ended Year ended
                                                 1 January  3 January  1 January  3 January 1 January  3 January
                                                      2005       2004       2005       2004      2005       2004
                                                       GBP        GBP        GBP        GBP       GBP        GBP
                                                   million    million    million    million   million    million
By activity
Continuing operations
Industrial & Automotive                            1,932.9    1,977.2      180.5      169.2     843.5      777.4
Air Systems Components                               423.0      447.9       46.2       38.2      92.6      100.3
Engineered & Construction Products                   618.2      648.2       57.5       62.6     110.0      125.2
Central costs                                            -          -      (23.7)     (24.0)     (4.6)     (15.3)
                                                   2,974.1    3,073.3      260.5      246.0   1,041.5      987.6
Discontinued operations
Engineered & Construction Products                     6.2       77.1        0.1      (10.1)     (3.9)      13.2
                                                   2,980.3    3,150.4      260.6      235.9   1,037.6    1,000.8
Goodwill amortisation/Capitalised goodwill               -          -      (12.5)     (11.9)    214.2      216.7
                                                   2,980.3    3,150.4      248.1      224.0   1,251.8    1,217.5
By geographical origin
United States of America                           1,924.2    2,075.1      170.2      186.1     491.9      510.0
United Kingdom                                       183.3      219.0       (6.3)     (32.7)     84.6       91.2
Rest of Europe                                       320.6      329.1       30.5       20.5     142.5      119.5
Rest of the World                                    552.2      527.2       66.2       62.0     318.6      280.1
                                                   2,980.3    3,150.4      260.6      235.9   1,037.6    1,000.8
Goodwill amortisation/Capitalised goodwill               -          -      (12.5)     (11.9)    214.2      216.7
                                                   2,980.3    3,150.4      248.1      224.0   1,251.8    1,217.5
By geographical destination
United States of America                           2,009.4    2,117.4
United Kingdom                                        89.2      126.1
Rest of Europe                                       362.7      372.8
Rest of the World                                    519.0      534.1
                                                   2,980.3    3,150.4

Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.6 million (3 January 2004 - GBP0.7 million) and Engineered & Construction Products GBP0.4 million (3 January 2004 - GBP0.2 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Industrial & Automotive GBP5.0 million (3 January 2004 - GBP3.5 million), Air Systems Components GBP7.2 million (3 January 2004 - GBP8.1 million) and Engineered & Construction Products GBP0.3 million (3 January 2004 - GBP0.3 million). Details of businesses acquired and disposed of by segment are disclosed in note 14.

The split of capitalised goodwill is Industrial & Automotive GBP105.4 million (3 January 2004 - GBP92.7 million), Air Systems Components GBP104.3 million (3 January 2004 - GBP118.9 million) and Engineered & Construction Products GBP4.5 million (3 January 2004 - GBP5.1 million).


Operating net assets (excluding goodwill) comprise:                                         1 January   3 January
                                                                                                 2005        2004
                                                                                          GBP million GBP million

Tangible fixed assets                                                                           776.5       793.7
Stock                                                                                           371.6       373.9
Debtors                                                                                         536.9       540.8
Creditors: amounts falling due within one year                                                 (409.6)     (396.4)
Creditors: amounts falling due after more than one year                                         (68.8)      (74.5)
Provisions for liabilities and charges                                                         (169.0)     (236.7)

                                                                                              1,037.6     1,000.8

Debtors exclude corporation tax, deferred tax and collateralised cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax and other tax provisions.


                                        Year ended 1 January 2005            Year ended 3 January 2004
Operating expenses                    Continuing Discontinued              Continuing Discontinued
                                      operations   operations       Total  operations   operations       Total
                                     GBP million  GBP million GBP million GBP million  GBP million GBP million

Cost of sales                            2,120.2          4.7    2,124.9      2,200.9         64.1    2,265.0

Distribution costs                         333.5          0.4      333.9        358.0          8.0      366.0
Administration expenses                    273.4          1.0      274.4        281.2         15.1      296.3

                                         2,727.1          6.1    2,733.2      2,840.1         87.2    2,927.3

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

1.   TURNOVER AND OPERATING PROFIT FOR THE YEAR ENDED 1 JANUARY 2005 (CONTINUED)


B.     OPERATING EXCEPTIONAL ITEMS                                   Year ended             Year ended 3 January 2004
                                                                      1 January
                                                                           2005
Operating profit is stated after charging the following operating    Continuing  Continuing Discontinued
exceptional items:                                                   operations  operations   operations       Total
                                                                    GBP million GBP million  GBP million GBP million

Restructuring costs
Industrial & Automotive                                                   (14.8)      (20.7)           -       (20.7)
Air Systems Components                                                     (1.0)       (4.1)           -        (4.1)
Engineered & Construction Products                                         (1.7)       (0.7)       (10.4)      (11.1)

Total before tax                                                          (17.5)      (25.5)       (10.4)      (35.9)
Tax attributable                                                            5.9         8.9          2.6        11.5

Total after tax                                                           (11.6)      (16.6)        (7.8)      (24.4)

2.     TURNOVER AND OPERATING PROFIT FOR THE THREE MONTHS ENDED 1 JANUARY 2005


A.     SEGMENTAL ANALYSIS                                      Turnover                     Operating profit

By activity                                           3 months ended  3 months ended   3 months ended  3 months ended
                                                      1 January 2005  3 January 2004   1 January 2005  3 January 2004
                                                          (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
                                                         GBP million     GBP million      GBP million     GBP million
Continuing operations
Industrial & Automotive                                        459.5           473.9             42.2            39.0
Air Systems Components                                          98.1           101.3             10.1             9.4
Engineered & Construction Products                             139.0           141.5             11.1            11.1
Central costs                                                      -               -             (4.9)           (6.1)

                                                               696.6           716.7             58.5            53.4
Discontinued operations
Engineered & Construction Products                                 -            14.4                -            (0.4)
                                                               696.6           731.1             58.5            53.0
Goodwill amortisation                                              -               -             (3.2)           (3.3)

                                                               696.6           731.1             55.3            49.7
By geographical origin
United States of America                                       445.8           455.8             31.4            39.3
United Kingdom                                                  39.9            57.1             (0.2)           (5.6)
Rest of Europe                                                  72.9            74.3              6.5             2.5
Rest of the World                                              138.0           143.9             20.8            16.8
                                                               696.6           731.1             58.5            53.0
Goodwill amortisation                                              -               -             (3.2)           (3.3)
                                                               696.6           731.1             55.3            49.7
By geographical destination
United States of America                                       452.3           483.0
United Kingdom                                                  18.3            29.3
Rest of Europe                                                  83.5            85.4
Rest of the World                                              142.5           133.4

                                                               696.6           731.1

Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.1 million (3 January 2004 - GBP0.1 million) and Engineered & Construction Products GBP0.4 million (3 January 2004 - GBP0.1 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Industrial & Automotive GBP1.4 million (3 January 2004 - GBP1.3 million), Air Systems Components GBP1.8 million (3 January 2004 - GBP2.0 million) and Engineered & Construction Products GBPnil (3 January 2004 - GBPnil).

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


2. TURNOVER AND OPERATING PROFIT FOR THE THREE MONTHS ENDED 1 JANUARY 2005 (CONTINUED)


A.     SEGMENTAL ANALYSIS (CONTINUED)                                  3 months    3  months ended 3 January 2004
                                                                        ended 1              (Unaudited)
                                                                   January 2005
                                                                     (Unaudited)

Operating expenses                                                   Continuing  Continuing Discontinued
                                                                     operations  operations   operations       Total
                                                                    GBP million GBP million  GBP million GBP million

Cost of sales                                                             503.2       516.4         13.6       530.0
Distribution costs                                                         78.2        87.1          1.1        88.2
Administration expenses                                                    60.4        63.3          0.1        63.4

                                                                          641.8       666.8         14.8       681.6


B.     OPERATING EXCEPTIONAL ITEMS                                      3 months     3  months ended 3 January 2004
                                                                        ended 1                (Unaudited)
                                                                   January 2005

                                                                     (Unaudited)
Operating profit is stated after charging the following operating    Continuing  Continuing Discontinued
exceptional items:                                                   operations  operations   operations       Total
                                                                    GBP million GBP million  GBP million GBP million

Restructuring costs
Industrial & Automotive                                                    (4.6)       (6.6)          -         (6.6)
Air Systems Components                                                     (0.7)       (1.2)          -         (1.2)
Engineered & Construction Products                                          0.2           -        (0.6)        (0.6)

Total before tax                                                           (5.1)       (7.8)       (0.6)        (8.4)
Tax attributable                                                            1.9         3.1        (0.3)         2.8

Total after tax                                                            (3.2)       (4.7)       (0.9)        (5.6)


3.     TAXATION                                                                                    Year         Year
                                                                                                  ended        ended
                                                                                              1 January    3 January
                                                                                                   2005         2004
                                                                                            GBP million  GBP million

Total UK corporation tax                                                                          (16.4)       (93.7)
Total overseas tax                                                                                 51.5         56.9

Total current tax                                                                                  35.1        (36.8)
Total deferred tax                                                                                  7.2        (11.0)
Associated undertakings' tax                                                                        0.2          0.3

Tax charge/(credit) on profit on ordinary activities                                               42.5        (47.5)

The tax credit on non-operating exceptional items is GBP2.5 million (3 January 2004 - tax charge of GBP0.5 million). Exceptional items for the year ended 3 January 2004 also included a GBP90.7 million release of prior year tax provisions.


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


4.     DIVIDENDS ON EQUITY AND NON-EQUITY SHARES                                                   Year         Year
                                                                                                  ended        ended
                                                                                              1 January    3 January
                                                                                                   2005         2004
                                                                                            GBP million  GBP million
Ordinary shares
Interim 4.83p (3 January 2004 - 4.60p) paid 12 November 2004                                       37.3         35.6
Final 7.77p (3 January 2004 - 7.40p) to be paid 26 May 2005                                        60.0         57.2

                                                                                                   97.3         92.8
Preference shares
Accrued at 3 January 2004                                                                          (2.2)        (4.4)
Foreign exchange translation                                                                          -          0.5
Paid during year                                                                                   15.9         30.6
Accrued at 1 January 2005                                                                           1.9          2.2
                                                                                                   15.6         28.9
Total dividends                                                                                   112.9        121.7

The preference dividends for the year ended 1 January 2005 are payable on the convertible cumulative preference shares. The preference dividends for the year ended 3 January 2004 include GBP18.1 million paid on the convertible cumulative preference shares and GBP10.8 million paid on the redeemable convertible cumulative preference shares.


5.     EARNINGS PER SHARE                              Earnings               Weighted average shares

                                      Profit
                                attributable
                                          to  Preference                  Ordinary
                                shareholders   dividends       Total        shares   Dilutions          Total   Earnings
                                 GBP million GBP million GBP million        Number      Number         Number  per share
Year ended 1 January 2005
Basic                                  172.6       (15.6)     157.0    770,716,582           -    770,716,582    20.37 p
Exercise of share options                  -           -          -              -   3,931,313      3,931,313    (0.10)p

                                       172.6       (15.6)     157.0    770,716,582   3,931,313    774,647,895    20.27 p
Conversion of preference shares
and reversal of preference
dividend                                   -        15.6       15.6              - 102,650,664    102,650,664    (0.60)p
Diluted                                172.6           -      172.6    770,716,582 106,581,977    877,298,559    19.67 p


Basic before goodwill amortisation
and exceptional items                  189.4       (15.6)     173.8    770,716,582           -    770,716,582    22.55 p
Exercise of share options                  -           -          -              -   3,931,313      3,931,313    (0.11)p

                                       189.4       (15.6)     173.8    770,716,582   3,931,313    774,647,895    22.44 p

Conversion of preference shares
and reversal of preference
dividend                                   -        15.6       15.6              - 102,650,664    102,650,664    (0.85)p

Diluted before goodwill
amortisation and exceptional items     189.4           -      189.4    770,716,582 106,581,977    877,298,559    21.59 p

Year ended 3 January 2004
Basic                                  171.8       (28.9)     142.9    771,037,499           -    771,037,499    18.53 p
Exercise of share options                  -           -          -              -   2,034,111      2,034,111    (0.05)p

                                       171.8       (28.9)     142.9    771,037,499   2,034,111    773,071,610    18.48 p

Conversion of preference shares
and reversal of preference
dividend                                   -        28.9       28.9              -  180,917,242   180,917,242    (0.47)p

Diluted                                171.8           -      171.8    771,037,499  182,951,353   953,988,852   18.01 p

Basic before goodwill amortisation
and exceptional items                  173.7       (28.9)     144.8    771,037,499            -   771,037,499   18.78 p
Exercise of share options                  -           -          -              -    2,034,111     2,034,111   (0.05)p

                                       173.7       (28.9)     144.8    771,037,499    2,034,111   773,071,610   18.73 p

Conversion of preference shares
and reversal of preference
dividend                                   -        28.9       28.9              -  180,917,242   180,917,242   (0.52)p

Diluted before goodwill
amortisation and exceptional items     173.7           -      173.7    771,037,499  182,951,353   953,988,852   18.21 p


Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of ordinary shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


6.     RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS          Year ended 1 January 2005             Year
                                                                                                                ended
                                                                       Continuing Discontinued              3 January
                                                                       operations   operations       Total        2004
                                                                      GBP million  GBP million GBP million GBP million

Operating profit                                                            247.0          0.1      247.1       223.1
Depreciation (net of capital government grants)                             115.5          0.4      115.9       128.6
Loss/(profit) on sale of tangible fixed assets                                1.3         (0.2)       1.1         1.3
Amortisation of goodwill                                                     12.5            -       12.5        11.9
Costs on disposal of business                                                   -         (1.8)      (1.8)          -
Costs on exit of business                                                   (16.2)           -      (16.2)          -
Cost of employee share schemes                                                3.8            -        3.8         1.6
Impairment of fixed asset investment                                            -            -          -         0.4
Post-retirement benefits                                                     (3.8)           -       (3.8)       (3.3)
Decrease in other provisions                                                 (1.2)        (3.1)      (4.3)       (8.7)
(Increase)/decrease in stock                                                (35.5)         1.2      (34.3)       (4.2)
(Increase)/decrease in debtors                                              (37.5)        15.5      (22.0)      (17.2)
Increase/(decrease) in creditors                                             40.2         (4.3)      35.9        (1.5)

Net cash inflow from operating activities                                   326.1          7.8      333.9       332.0


7.     ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED
       CASH FLOW STATEMENT                                                       Year ended            Year ended
                                                                                  1 January             3 January
                                                                                       2005                  2004
                                                                                GBP million           GBP million
Returns on investments and servicing of finance
Interest received                                                                       4.0                  10.2
Interest paid                                                                         (18.6)                (18.7)
Interest element of finance lease rental payments                                      (0.9)                 (1.1)
Preference dividends paid                                                             (15.9)                (30.6)
Investment by minority shareholder                                                      3.9                   0.7
Repayment of capital to minority shareholder                                              -                  (1.5)
Dividends paid to subsidiary companies' minority shareholders                          (2.7)                 (3.9)

Net cash outflow from returns on investments and servicing of finance                 (30.2)                (44.9)
Tax paid
Tax paid                                                                              (56.0)                (60.0)
Tax received                                                                           16.2                  30.4

Net cash outflow from tax paid                                                        (39.8)                (29.6)

Capital expenditure
Purchase of tangible fixed assets                                                    (157.7)               (141.1)
Sale of tangible fixed assets                                                           5.5                  27.1

Net cash outflow from capital expenditure                                            (152.2)               (114.0)

Financial investment
Purchase of own shares                                                                 (4.1)                 (2.5)

Net cash outflow from financial investment                                             (4.1)                 (2.5)

Acquisitions and disposals
Purchase of subsidiary undertakings                                                   (24.0)               (153.5)
Net cash acquired with subsidiary undertakings                                            -                  11.0
Sale of subsidiary undertakings                                                        21.8                  41.5
Net cash disposed with subsidiary undertakings                                         (0.5)                 (1.3)

Net cash outflow from acquisitions and disposals                                       (2.7)               (102.3)


Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


7.     ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CONSOLIDATED
       CASH FLOW STATEMENT (CONTINUED)                                           Year ended            Year ended
                                                                                  1 January             3 January
                                                                                       2005                  2004
                                                                                GBP million           GBP million

Financing
Share issues (net of costs)                                                             1.2                  0.7
Redemption of redeemable convertible cumulative preference shares                         -               (384.5)
Debt due within one year:
Decrease in short term borrowings                                           (6.1)                 (1.4)
Additional bank loans                                                        0.9                   1.4
Repayment of other loans                                                       -                  (0.5)
Debt due after more than one year:
Additional bank and other loans                                              0.9                 304.0
Repayment of bank and other loans                                              -                 (60.0)
Capital element of finance lease rental payments                            (3.5)                 (4.0)

Cash flow (decreasing)/increasing debt and lease financing                             (7.8)               239.5

Net cash outflow from financing                                                        (6.6)              (144.3)

Management of liquid resources
(Increase)/decrease in cash on deposit                                                (26.6)                88.4
Increase in collateralised cash                                                        (1.1)                (2.3)

Cash flow (increasing)/decreasing cash on deposit and collateralised
cash                                                                                  (27.7)                86.1


8.     ANALYSIS OF NET DEBT                                                1 January                Exchange  3  January
                                                                                2005   Cash flow    movement        2004
                                                                         GBP million GBP million GBP million GBP million
Cash on demand*                                                                111.1      (23.0)      8.1      126.0
Overdrafts                                                                     (13.3)      (0.5)      0.8      (13.6)
                                                                                          (23.5)
Debt due after more than one year                                             (401.9)      (0.9)        -     (401.0)
Debt due within one year                                                        (7.5)       5.2       0.4      (13.1)
Finance leases                                                                 (12.1)       3.5       0.8      (16.4)
                                                                                            7.8
Cash on deposit*                                                                74.3       26.6      (1.9)      49.6
Collateralised cash                                                              4.9        1.1         -        3.8
                                                                                           27.7

Net debt                                                                      (244.5)      12.0       8.2     (264.7)

*Cash disclosed on the balance sheet includes cash on demand and cash on deposit

9.     DEBTORS


                                                                                             1 January    3 January
                                                                                                  2005         2004
                                                                                           GBP million  GBP million
Amounts falling due within one year
Trade debtors                                                                                    415.2        412.7
Amounts recoverable on long term contracts                                                        15.6         11.2
Corporation tax                                                                                   14.3         23.9
Deferred tax                                                                                      26.9         41.0
Other taxes and social security                                                                    4.7          4.1
Other debtors                                                                                     23.6         37.1
Prepayments and accrued income                                                                    49.2         52.1
Collateralised cash                                                                                4.9          3.8
                                                                                                 554.4        585.9
Amounts falling due after more than one year
Deferred tax                                                                                      17.9         14.7
Other debtors                                                                                     28.6         23.6

                                                                                                 600.9        624.2

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


10.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                             1 January    3 January
                                                                                                  2005         2004
                                                                                           GBP million  GBP million

Unsecured loan notes                                                                               0.3          0.4
Obligations under finance leases                                                                   3.4          3.5
Bank loans and overdrafts                                                                         20.5         26.3
Amounts owing to associated undertakings                                                             -          0.2
Amounts due on long term contracts                                                                 0.4          0.8
Trade creditors                                                                                  233.8        199.4
Bills of exchange payable                                                                          0.8          1.0
Corporation tax                                                                                   11.6         16.3
Other taxes and social security                                                                   14.9         15.7
Other creditors                                                                                   56.5         63.0
Proposed and accrued dividends                                                                    61.9         59.4
Accruals and deferred income                                                                     103.2        116.3

                                                                                                 507.3        502.3


11.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                 1 January    3 January
                                                                                                  2005         2004
                                                                                           GBP million  GBP million

Other loans                                                                                      400.1        400.1
Obligations under finance leases                                                                   8.7         12.9
Bank loans                                                                                         1.8          0.9
Other creditors                                                                                   65.6         70.2
Accruals and deferred income                                                                       3.2          4.3

                                                                                                 479.4        488.4




12.  PROVISIONS FOR LIABILITIES AND CHARGES             Post-retirement    Deferred   Other tax       Other
                                                               benefits         tax  provisions  provisions       Total
                                                            GBP million GBP million GBP million GBP million GBP million

At 3 January 2004                                                 163.1        16.8       170.0        73.6       423.5
Foreign exchange translation                                      (10.2)       (0.1)       (6.7)       (2.3)      (19.3)
Subsidiaries disposed                                              (0.1)       (0.2)          -        (1.0)       (1.3)
Charge for the year                                                10.5        (0.1)        5.8        19.8        36.0
Release of prior year provision                                       -           -       (15.0)          -       (15.0)
Reversal of provisions for disposal of businesses and                 -           -           -       (21.5)      (21.5)
related warranties
Reversal of provisions for loss on exit of business                   -           -           -       (11.5)      (11.5)
Utilised during the year                                          (14.3)          -           -       (37.1)      (51.4)

At 1 January 2005                                                 149.0        16.4       154.1        20.0       339.5

13.  CONTINGENCIES

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 1 January 2005 was GBP179.5 million (3 January 2004 - GBP156.2 million) and GBP4.9 million (3 January 2004 - GBP3.8 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries. The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

Notes to the financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

14.  ACQUISITIONS AND DISPOSALS

Acquisitions

Industrial & Automotive

On 1 December 2004, Tomkins acquired the polyurethane power transmission and motion control belt business, assets and liabilities of Mectrol Corporation for a provisional cash consideration, including costs, of $46.0 million (GBP24.0 million). Provisional goodwill of GBP18.6 million arising on the acquisition has been capitalised. The fair value of the assets acquired is still being assessed. As a result, the calculation of goodwill is provisional and may be amended.

Disposals

Engineered & Construction Products

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited and Pegler limited were sold for a combined consideration, before costs, of GBP13.0 million of which GBP5.8 million is deferred. Further net proceeds of GBP0.6 million were received after related closure costs and the disposal of the vacant site. There was a loss on disposal of the businesses of GBP72.9 million, including GBP51.4 million of recycled goodwill, of which GBP72.9 million was provided in the year ended 3 January 2004.

On 1 June 2004, Mayfran International Inc. was sold for a total consideration of $12.7 million (GBP6.9 million) of which $4.2 million (GBP2.3 million) is deferred. There was a loss on sale of GBP19.0 million, including GBP13.1 million of recycled goodwill.

On 10 June 2004, the wheels and rims business of Dexter Axle was sold for a total consideration of $10.9 million (GBP6.0 million) of which $1.8 million (GBP1.1 million) remains deferred at the year end. There was a gain on sale of GBP3.1 million.

Costs on prior year disposals resulted in losses of GBP0.9 million being recognised in the year. Deferred consideration, net of these costs, resulted in additional proceeds of GBP1.3 million being received during the year and GBP0.5 million was received in advance relating to the post year end disposal of Unified Industries, Inc. (See note 15.)

Exit of business

Industrial & Automotive

The sale of the European curved hose business in Nevers, France, was completed on 17 November 2004. There was a loss on disposal of the business of GBP2.1 million. The closure of the European curved hose business in St Just, Spain was also completed in the year with costs of GBP16.2 million. Provisions amounting to GBP29.6 million for exit from this business were reversed in the year.

15.  POST BALANCE SHEET EVENT

On 2 January 2005, Unified Industries, Inc., a business in the Materials Handling division, was sold for $1.0 million. This will result in a loss currently estimated to be GBP1.1million. On 9 February 2005, the business and assets of the AirSprings division were sold for provisional consideration of $12.8 million, of which $5.5 million is deferred. This will result in a loss currently estimated to be GBP3.0 million. The total loss of GBP4.1m has been provided in the year to 1 January 2005.

On 27 January 2005, Tomkins acquired Milcor Inc, a multi-brand manufacturer of building products, which will be reported within Air Systems Components. On 22 February 2005 L.E. Technologies, a recreational vehicle frame manufacturer was acquired, which will be reported within Engineered and Construction Products.

16.  BASIS OF PREPARATION

The accounts are for the 364 days ended 1 January 2005. The comparative figures are for the 368 days ended 3 January 2004.

17.  PRELIMINARY RESULTS

The financial information set out above does not constitute the company's statutory accounts for the year ended 1 January 2005 or for the year ended 3 January 2004, but is derived from these accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

8. Supplemental information in US dollars under US GAAP

Condensed consolidated profit and loss account for the year ended 1 January 2005 prepared under accounting principles generally accepted in the United States of America (unaudited)


                                                                                            Year      Year
                                                                                           ended     ended
                                                                                       1 January 3 January
                                                                                            2005      2004

                                                                                       $ million $ million
Net sales                                                                                5,356.1   4,847.4
Cost of sales                                                                           (3,806.4) (3,452.6)

Gross profit                                                                             1,549.7   1,394.8
Selling, general and administrative expenses                                            (1,038.5)   (958.7)
Goodwill impairment                                                                            -     (12.5)
Restructuring expenses                                                                     (34.1)    (38.0)

Operating income from continuing operations                                                477.1     385.6
Interest income                                                                             11.5      15.8
Interest expense                                                                           (34.9)    (30.2)
Other income net                                                                            44.0      54.8

Income from continuing operations before taxes, minority interest and equity in net        497.7     426.0
income of associates
Income tax (expense)/benefit                                                              (103.2)     72.2
Minority interest in net income                                                            (15.2)    (12.4)
Equity in net income of associates                                                           0.9       0.8

Income from continuing operations                                                          380.2     486.6
Loss from discontinued operations                                                          (13.5)   (109.5)
Gain on disposal of discontinued operations                                                 11.0      49.6

Net income                                                                                 377.7     426.7
Gain on redemption of redeemable convertible cumulative preference shares                      -      17.4
Preference dividend                                                                        (28.5)    (47.1)

Net income attributable to common shareholders                                            $349.2    $397.0

Net income per common share
Basic
Income from continuing operations                                                           0.46      0.59
Loss from discontinued operations                                                          (0.02)    (0.14)
Gain on disposal of discontinued operations                                                 0.01      0.06

Net income                                                                                 $0.45     $0.51

Diluted
Income from continuing operations                                                           0.43      0.51
Loss from discontinued operations                                                          (0.01)    (0.12)
Gain on disposal of discontinued operations                                                 0.01      0.06

Net income                                                                                 $0.43     $0.45



Condensed consolidated profit and loss account for the three months ended 1
January 2005 prepared under accounting principles generally accepted in the United States of America (unaudited)


                                                                                            Three     Three
                                                                                           months    months
                                                                                            ended     ended
                                                                                        1 January 3 January
                                                                                             2005      2004

                                                                                        $ million $ million
Net sales                                                                                 1,275.6   1,185.3
Cost of sales                                                                              (915.7)   (852.9)

Gross profit                                                                                359.9     332.4
Selling, general and administrative expenses                                               (253.5)   (250.3)
Goodwill impairment                                                                             -     (12.5)
Restructuring expenses                                                                      (11.0)      6.3

Operating income from continuing operations                                                  95.4      75.9
Interest income                                                                                 -       1.0
Interest expense                                                                            (13.4)    (10.5)
Other income net                                                                             54.2      32.7

Income from continuing operations before taxes, minority interest and equity in net         136.2      99.1
income of associates
Income tax (expense)/benefit                                                                 (9.0)    146.0
Minority interest in net income                                                              (4.8)     (2.7)
Equity in net income of associates                                                              -      (0.2)

Income from continuing operations                                                           122.4     242.2
Loss from discontinued operations                                                            (4.0)    (79.2)
Gain on disposal of discontinued operations                                                  17.0         -

Net income                                                                                  135.4     163.0
Preference dividend                                                                          (6.9)     (7.1)

Net income attributable to common shareholders                                             $128.5    $155.9

Net income per common share
Basic
Income from continuing operations                                                            0.15      0.30
Loss from discontinued operations                                                               -     (0.10)
Gain on disposal of discontinued operations                                                  0.02         -

Net income                                                                                  $0.17     $0.20

Diluted
Income from continuing operations                                                            0.14      0.28
Loss from discontinued operations                                                               -     (0.09)
Gain on disposal of discontinued operations                                                  0.02         -

Net income                                                                                  $0.16     $0.19

Condensed consolidated statement of cash flows for the year ended 1 January 2005 prepared under accounting principles generally accepted in the United States of America (unaudited)


                                                                                         Year ended  Year ended
                                                                                          1 January   3 January
                                                                                               2005        2004
                                                                                          $ million   $ million
Cash flow from operating activities
Net cash provided by continuing activities                                                    523.1       550.1
Net cash provided/(used) by discontinued operations                                             3.1       (27.4)

Net cash provided by operating activities                                                     526.2       522.7

Cash flows from investing activities
Purchases of property, plant and equipment                                                   (283.2)     (209.0)
Proceeds from the sale of property, plant and equipment                                         9.7        32.0
Proceeds from the sale of discontinued operations                                              40.8        64.6
New business acquisitions, net of cash acquired                                               (46.0)     (240.0)
Dividends received from non controlled affiliates                                               0.7         0.8
Changes in restricted cash                                                                     (2.0)       (3.8)

Net cash used in investing activities                                                        (280.0)     (355.4)

Cash flows from financing activities
Bank loans repayment                                                                          (16.6)      (83.8)
Bank loans drawdown                                                                             3.3       498.0
Issuance of common stock                                                                        2.2         1.1
Redemption of redeemable convertible cumulative preference shares                                 -      (603.3)
Payments to acquire treasury stock                                                             (7.5)       (4.0)
Dividend payments                                                                            (208.0)     (210.8)
Investment by/(repayment of capital to) minority shareholder                                    7.1        (1.3)

Net cash used in financing activities                                                        (219.5)     (404.1)

Effect of exchange rate changes on cash                                                        15.0         1.3

Net increase/(decrease) in cash and cash equivalents                                           41.7      (235.5)
Cash and cash equivalents at beginning of year                                                314.3       549.8

Cash and cash equivalents at end of year                                                     $356.0      $314.3

Supplemental schedule of investing and financing activities:
Cash paid during the period for interest                                                      (35.6)     (32.3)
Cash paid during the period for income taxes                                                 (102.4)     (97.8)
Non cash investing and financing activities:
Capital lease additions                                                                           -       (7.0)


Condensed consolidated balance sheets as at 1 January 2005 prepared under accounting principles generally accepted in the United States of America
(unaudited)
Assets                                                                                        1 January 3 January
                                                                                                   2005      2004
                                                                                              $ million $ million
Current assets
Cash and cash equivalents                                                                         356.0     314.3
Restricted cash                                                                                     9.4       6.8
Accounts receivable                                                                               825.9     714.1
Inventory                                                                                         703.8     609.9
Deferred income taxes                                                                              79.0     106.9
Prepaid expenses and other assets                                                                 128.1     167.9
Assets held for sale                                                                               61.8     136.6

Total current assets                                                                            2,164.0   2,056.5
Long term assets
Property, plant and equipment                                                                   1,461.6   1,393.4
Goodwill                                                                                        1,752.3   1,706.7
Intangible assets                                                                                  49.1      44.2
Deferred income taxes                                                                             218.3     216.3
Other long term assets                                                                             53.9      41.2

Total assets                                                                                   $5,699.2   5,458.3

Liabilities and shareholders' equity
Current liabilities
Bank loans, current portion                                                                        46.5      54.1
Accounts payable                                                                                  450.8     355.5
Other current liabilities                                                                         351.1     416.1
Taxes payable                                                                                     290.7     290.7
Deferred income taxes                                                                              21.3      30.0
Liabilities related to assets held for sale                                                         0.6      41.4

Total current liabilities                                                                       1,161.0   1,187.8
Long term liabilities
Bank loans, less current portion                                                                  788.3     740.9
Pension obligations                                                                               256.3     286.1
Post retirement obligations other than pension                                                    286.1     292.0
Deferred income taxes                                                                             163.6     139.4
Other long term liabilities                                                                        40.0      55.5

Total liabilities                                                                               2,695.3   2,701.7

Minority interest                                                                                  80.8      59.6
Shareholders' equity
Common stock, par value 0.05p, authorized shares - 1,585,164,220; issued and outstanding
shares - 773,889,884 (January 3, 2004: 773,262,360)                                                74.3      69.3
Convertible cumulative preference stock of $50; Authorized shares - 13,920,000; Issued and
outstanding shares - 10,506,721 (January 3, 2004: 10,506,721)                                     647.4     603.6
Treasury stock                                                                                    (17.1)    (11.5)
Additional paid-in capital                                                                        208.0     190.3
Retained earnings                                                                               1,689.8   1,513.1
Restricted reserves                                                                               886.8     826.8
Accumulated other comprehensive loss                                                             (566.1)   (494.6)

Total shareholders' equity                                                                      2,923.1   2,697.0

Total liabilities and shareholders' equity                                                     $5,699.2  $5,458.3


Notes to the financial statements for the year ended 1 January 2005 prepared under accounting principles generally accepted in the United States of America (unaudited)

a) Analysis by business segment

i) Year ended 1 January 2005


                                                                                      Year ended  Year ended
                                                                                       1 January   3 January
                                                                                            2005        2004
                                                                                       $ million   $ million

Net sales
Industrial & Automotive                                                                  3,486.7     3,129.0
Air Systems Components                                                                     772.3       730.3
Engineered & Construction Products                                                       1,097.1       988.1
                                                                                         5,356.1     4,847.4
Operating income from continuing operations before impairment
Industrial & Automotive                                                                    322.2       278.3
Air Systems Components                                                                      83.8        61.1
Engineered & Construction Products                                                         110.5       104.2
Central Costs                                                                              (39.4)      (45.5)
                                                                                           477.1       398.1
Goodwill impairment                                                                            -       (12.5)
                                                                                           477.1       385.6

ii) Three months ended 1 January 2005
                                                                                        3 months      3 months
                                                                                         ended 1         ended
                                                                                         January     3 January
                                                                                            2005          2004
                                                                                       $ million     $ million
Net sales
Industrial & Automotive                                                                    843.0         791.1
Air Systems Components                                                                     181.8         171.8
Engineered & Construction Products                                                         250.8         222.4
                                                                                         1,275.6       1,185.3
Operating income from continuing operations before impairment
Industrial & Automotive                                                                     68.7          66.8
Air Systems Components                                                                      18.4          14.0
Engineered & Construction Products                                                          16.4          16.4
Central costs                                                                               (8.1)         (8.8)
                                                                                            95.4          88.4
Goodwill impairment                                                                            -         (12.5)
                                                                                            95.4          75.9


b) Net income per common share

Basic net income per common share is calculated on an income of $349.2 million (December 2003 - $397.0 million) representing the net income for the period after adjusting for the preference dividend of $28.5 million (December 2003 -
47.1 million) and on 770,716,506 ordinary shares being the weighted average in issue during the period (December 2003 - 771,037,499).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 877,301,115 (December 2003 - 953,988,852) after allowing for the exercise of 3,933,945 share options (December 2003 - 2,034,111) and is calculated on an income of $377.7 million (December 2003 - $426.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 102,650,664 ordinary shares (December 2003 - 180,917,242) and income was adjusted for the preference dividend of $28.5 million (December 2003 - $47.1 million).

9. Reconciliation of financial information in Sterling under UK GAAP to financial information in US Dollars under US GAAP (unaudited)


Profit attributable to shareholders                                                       1 January   3 January
                                                                                               2005        2004
                                                                                        GBP million GBP million
Net income before preference dividend under UK GAAP                                           172.6       171.8
US GAAP adjustments:
Goodwill amortisation                                                                          12.5        11.9
Goodwill impairment                                                                               -       (30.0)
Reversal of UK provision for impairment                                                           -        51.4
Adjustment to UK provision for costs on exit of business                                      (10.3)       10.5
Other differences arising on treatment of provisions for restructuring costs                   (1.6)        2.5
Intangibles amortisation                                                                       (2.9)       (1.6)
Valuation of net assets acquired in a business combination                                        -        (0.2)
Gain on disposal of operations                                                                 13.1        22.6
Inventory adjustment                                                                           (0.9)       (2.5)
Pension costs                                                                                  10.6         3.4
Share options                                                                                   1.4        (4.0)
Capitalised interest                                                                            4.5         2.2
Deferred income tax                                                                           (12.8)       (2.1)
Derivatives                                                                                    20.1        29.5
Net income under US GAAP                                                                      206.3       265.4


                                                                                          $ million   $ million
Net income under US GAAP expressed in US dollars at an average exchange rate of               376.6       432.7
GBP = $1 .8257

(Year ended 3 January 2004, GBP1 = $1.6306)
Differences arising from use of average exchange rate versus actual exchange                    1.1        (6.0)
rate
                                                                                              377.7       426.7


Shareholders' equity                                                                      1 January   3 January
                                                                                               2005        2004
                                                                                        GBP million GBP million
Shareholders' equity under UK GAAP                                                            785.6       744.0
US GAAP adjustments:
Goodwill (net)                                                                                698.5       736.7
Reversal of UK provisions for costs on exit of business                                           -        10.5
Intangibles (net)                                                                              25.6        24.5
Inventory                                                                                      (3.0)       (2.3)
Pension liabilities                                                                          (101.3)     (127.0)
Share options                                                                                   1.4         0.7
Capitalised interest (net)                                                                     17.1        13.5
Dividends                                                                                      60.0        57.2
Deferred income tax                                                                            30.2        46.8
Derivatives                                                                                     7.6        (0.5)
Restructuring costs                                                                             0.8         2.5
Shareholders' equity under US GAAP                                                          1,522.5     1,506.6


                                                                                          $ million   $ million
Shareholders' equity under US GAAP expressed in US dollars at a closing                     2,923.1     2,697.0
exchange rate of GBP = $1.9199
(3 January 2004 GBP1 = $1.7901)

Certain reclassifications have been made to the prior period amounts to conform with the current period's presentation.




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  23 February 2005

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary